                                                              File No. 333-
                                                              File No. 811-8836
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                      [X]
          Pre-Effective Amendment No.                                        [_]
                                      -----
          Post-Effective Amendment No.                                       [_]
                                      -----

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940              [X]
                         Amendment No.                                       [_]
                                      -----

                        (Check appropriate box or boxes)

                        SBL VARIABLE ANNUITY ACCOUNT VIII
                             (VARIFLEX EXTRA CREDIT)
                           (Exact Name of Registrant)

                     Security Benefit Life Insurance Company
                               (Name of Depositor)

                 700 Harrison Street, Topeka, Kansas 66636-0001
              (Address of Depositor's Principal Executive Offices)

               Depositor's Telephone Number, Including Area Code:
                                 (785) 431-3000

                                                         Copies To:
Amy J. Lee, Associate General Counsel                    Jeffrey S. Puretz, Esq.
Security Benefit Group Building                          Dechert, Price & Rhoads
700 Harrison Street                                      1775 Eye Street, NW
Topeka, KS 66636-0001                                    Washington, DC 20005
(Name and address of Agent for Service)

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

It is proposed that this filing will become effective:

[_]  immediately upon filing pursuant to paragraph (b) of Rule 485
[_]  on March 1, 2000, pursuant to paragraph (b) of Rule 485
[_]  60 days after filing pursuant to paragraph (a)(1) of Rule 485
[_]  on March 1, 2000, pursuant to paragraph (a)(1) of Rule 485
[_]  75 days after filing pursuant to paragraph (a)(2) of Rule 485
[_]  on March 1, 2000, pursuant to paragraph (a)(2) of Rule 485

If appropriate, check the following box:

[_] this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Interests in a separate account under individual flexible premium deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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                     VARIFLEX EXTRA CREDIT VARIABLE ANNUITY

                      INDIVIDUAL FLEXIBLE PURCHASE PAYMENT
                       DEFERRED VARIABLE ANNUITY CONTRACT


      ISSUED BY:                                         MAILING ADDRESS:
SECURITY BENEFIT LIFE                                  SECURITY BENEFIT LIFE
INSURANCE COMPANY                                      INSURANCE COMPANY
700 SW HARRISON STREET                                 P.O. BOX 750497
TOPEKA, KANSAS 66636-0001                              TOPEKA, KANSAS 66675-0497
1-800-888-2461
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   This  Prospectus  describes  the Variflex  Extra Credit  Variable  Annuity--a flexible purchase payment deferred variable annuity contract (the "Contract") offered by Security Benefit Life Insurance Company ("Security Benefit"). The Contract is available for individuals as a non-tax qualified retirement plan. The Contract is also available for individuals in connection with a retirement plan qualified under Section 401, 403(b), 408, 408A or 457 of the Internal Revenue Code. The Contract is designed to give you flexibility in planning for retirement and other financial goals.

   You may allocate your purchase payments to one or more of the Subaccounts that comprise a separate account of Security Benefit called the Variable Annuity Account VIII, or to the Fixed Account. Each Subaccount invests in a corresponding Series of the SBL Fund. The Subaccounts currently available under the Contract are:

    *  Growth                              *  Global Total Return
    *  Growth-Income                       *  Managed Asset Allocation
    *  Money Market                        *  Equity Income
    *  Worldwide Equity                    *  High Yield
    *  High Grade Income                   *  Social Awareness
    *  Enhanced Index                      *  Value
    *  International                       *  Small Cap
    *  Mid Cap                             *  Select 25
    *  Global Strategic Income

   Amounts allocated to the Fixed Account will accrue interest at rates that are paid by Security Benefit as described in "The Fixed Account," page 26. Contract Value in the Fixed Account is guaranteed by Security Benefit.

   Amounts that you allocate to the Subaccounts under a Contract will vary based on investment performance of the Subaccounts. No minimum amount of Contract Value is guaranteed.

   When you are ready to receive annuity payments, the Contract provides several options for annuity payments. See "Annuity Options," page 25.

   This Prospectus concisely sets forth information about the Contract and the Separate Account that you should know before purchasing the Contract. The "Statement of Additional Information," dated March __, 2000, which has been filed with the Securities and Exchange Commission contains certain additional information. The Statement of Additional Information, as it may be supplemented from time to time, is incorporated by reference into this Prospectus and is available at no charge, by writing Security Benefit at 700 Harrison Street, Topeka, Kansas 66636 or by calling 1-800-888-2461. The table of contents of the Statement of Additional Information is set forth on page 40 of this Prospectus.

   The SEC maintains a web site (http://www.sec.gov) that contains the Statement
of  Additional  Information,   material  incorporated  by  reference  and  other
information regarding companies that file electronically with the SEC.

--------------------------------------------------------------------------------
The Securities and Exchange Commission has not approved or disapproved these securities or determined if the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This Prospectus is accompanied by the current prospectus for the SBL Fund. You should read the prospectuses carefully and retain them for future reference.

The Contract is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The value of your Contract can go up and down and you could lose money.

Date:   March __, 2000
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
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                                TABLE OF CONTENTS

                                                                            Page

DEFINITIONS..............................................................     5
SUMMARY..................................................................     6
  PURPOSE OF THE CONTRACT................................................     6
  THE SEPARATE ACCOUNT AND SBL FUND......................................     6
  FIXED ACCOUNT..........................................................     6
  PURCHASE PAYMENTS......................................................     6
  CREDIT ENHANCEMENT.....................................................     6
  CONTRACT BENEFITS......................................................     6
  FREE-LOOK RIGHT........................................................     6
  CHARGES AND DEDUCTIONS.................................................     7
    Contingent Deferred Sales Charge.....................................     7
    Mortality and Expense Risk Charge....................................     7
    Administration Charge................................................     7
    Account Administration Charge........................................     7
    Premium Tax Charge...................................................     7
    Other Expenses.......................................................     7
  CONTACTING SECURITY BENEFIT............................................     7
EXPENSE TABLE............................................................     9
  CONTRACTUAL EXPENSES...................................................     9
  ANNUAL SEPARATE ACCOUNT EXPENSES.......................................     9
  ANNUAL MUTUAL FUND EXPENSES............................................     9
  EXAMPLES...............................................................    10
CONDENSED FINANCIAL INFORMATION..........................................    11
INFORMATION ABOUT SECURITY BENEFIT, THE SEPARATE ACCOUNT, AND SBL FUND...    13
  SECURITY BENEFIT LIFE INSURANCE COMPANY................................    13
  PUBLISHED RATINGS......................................................    13
  SEPARATE ACCOUNT.......................................................    14
  SBL FUND...............................................................    14
    Series A (Growth Series).............................................    14
    Series B (Growth-Income Series)......................................    15
    Series C (Money Market Series).......................................    15
    Series D (Worldwide Equity Series)...................................    15
    Series E (High Grade Income Series)..................................    15
    Series H (Enhanced Index Series).....................................    15
    Series I (International Series)......................................    15
    Series J (Mid Cap Series)............................................    15
    Series K (Global Strategic Income Series)............................    15
    Series M (Global Total Return Series)................................    15
    Series N (Managed Asset Allocation Series)...........................    15
    Series O (Equity Income Series)......................................    15
    Series P (High Yield Series).........................................    15
    Series S (Social Awareness Series)...................................    15
    Series V (Value Series)..............................................    15
    Series X (Small Cap Series)..........................................    16
    Series Y (Select 25 Series)..........................................    16
    The Investment Adviser...............................................    16
THE CONTRACT.............................................................    16
  GENERAL................................................................    16
  APPLICATION FOR A CONTRACT.............................................    16
  PURCHASE PAYMENTS......................................................    17
  CREDIT ENHANCEMENT.....................................................    17
  ALLOCATION OF PURCHASE PAYMENTS........................................    17
  DOLLAR COST AVERAGING OPTION...........................................    17
  ASSET REALLOCATION OPTION..............................................    18
  TRANSFERS OF CONTRACT VALUE............................................    19
  CONTRACT VALUE.........................................................    19
  DETERMINATION OF CONTRACT VALUE........................................    19
  FULL AND PARTIAL WITHDRAWALS...........................................    19
  SYSTEMATIC WITHDRAWALS.................................................    20
  FREE-LOOK RIGHT........................................................    21
  DEATH BENEFIT..........................................................    21
  DISTRIBUTION REQUIREMENTS..............................................    22
  DEATH OF THE ANNUITANT.................................................    22
CHARGES AND DEDUCTIONS...................................................    22
  CONTINGENT DEFERRED SALES CHARGE.......................................    22
  WAIVER OF WITHDRAWAL CHARGE............................................    23
  MORTALITY AND EXPENSE RISK CHARGE......................................    23
  ADMINISTRATION CHARGE..................................................    24
  ACCOUNT ADMINISTRATION CHARGE..........................................    24
  PREMIUM TAX CHARGE.....................................................    24
  OTHER CHARGES..........................................................    24
  VARIATIONS IN CHARGES..................................................    24
  GUARANTEE OF CERTAIN CHARGES...........................................    24
  SBL FUND EXPENSES......................................................    24
ANNUITY PERIOD...........................................................    24
  GENERAL................................................................    24
  ANNUITY OPTIONS........................................................    25
    Option 1--Life Income................................................    25
    Option 2--Life Income with Guaranteed Payment of 5,
      10, 15 or 20 Years.................................................    25
    Option 3--Life with Installment or Unit Refund Option................    25
    Option 4--Joint and Last Survivor....................................    26
    Option 5--Payments for a Specified Period............................    26
    Option 6--Payments of a Specified Amount.............................    26
    Option 7--Period Certain.............................................    26
    Option 8--Joint and Contingent Survivor Option.......................    26
    Value of Variable Annuity Payments: Assumed Interest Rate............    26
  SELECTION OF AN OPTION.................................................    26
THE FIXED ACCOUNT........................................................    26
  INTEREST...............................................................    27
  DEATH BENEFIT..........................................................    27
  CONTRACT CHARGES.......................................................    27
  TRANSFERS AND WITHDRAWALS FROM THE FIXED ACCOUNT.......................    28
  PAYMENTS FROM THE FIXED ACCOUNT........................................    28
MORE ABOUT THE CONTRACT..................................................    28
  OWNERSHIP..............................................................    28
    Joint Owners.........................................................    28
  DESIGNATION AND CHANGE OF BENEFICIARY..................................    28
  DIVIDENDS..............................................................    29
  PAYMENTS FROM THE SEPARATE ACCOUNT.....................................    29
  PROOF OF AGE AND SURVIVAL..............................................    29
  MISSTATEMENTS..........................................................    29
  LOANS..................................................................    29
  RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS.......................    30
FEDERAL TAX MATTERS......................................................    30
  INTRODUCTION...........................................................    30
  TAX STATUS OF SECURITY BENEFIT AND THE SEPARATE ACCOUNT................    31
    General..............................................................    31
    Charge for Security Benefit Taxes....................................    31
    Diversification Standards............................................    31
  INCOME TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS...........    32
    Surrenders or Withdrawals Prior to the Annuity Start Date............    32
    Surrenders or Withdrawals on or after the Annuity Start Date.........    32
    Penalty Tax on Certain Surrenders and Withdrawals....................    32
  ADDITIONAL CONSIDERATIONS..............................................    33
    Distribution-at-Death Rules..........................................    33
    Gift of Annuity Contracts............................................    33
    Contracts Owned by Non-Natural Persons...............................    33
    Multiple Contract Rule...............................................    33
    Possible Tax Changes.................................................    33
    Transfers, Assignments or Exchanges of a Contract....................    33
  QUALIFIED PLANS........................................................    33
    Section 401..........................................................    34
    Section 403(b).......................................................    35
    Section 408 and 408A.................................................    35
    Section 457..........................................................    36
    Rollovers............................................................    36
    Tax Penalties........................................................    36
    Withholding..........................................................    37
OTHER INFORMATION........................................................    37
  VOTING OF SBL FUND SHARES..............................................    37
  SUBSTITUTION OF INVESTMENTS............................................    37
  CHANGES TO COMPLY WITH LAW AND AMENDMENTS..............................    38
  REPORTS TO OWNERS......................................................    38
  TELEPHONE TRANSFER PRIVILEGES..........................................    38
  LEGAL PROCEEDINGS......................................................    39
  LEGAL MATTERS..........................................................    39
PERFORMANCE INFORMATION..................................................    39
ADDITIONAL INFORMATION...................................................    40
  REGISTRATION STATEMENT.................................................    40
  FINANCIAL STATEMENTS...................................................    40
STATEMENT OF ADDITIONAL INFORMATION......................................    40
APPENDIX A - IRA Disclosure Statement
APPENDIX B - Roth IRA Disclosure Statement

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You may not be able to  purchase  the  Contract  in your  state.  You should not consider this Prospectus to be an offering if the Contract may not be lawfully offered in your state. You should only rely upon information contained in this Prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different.
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
DEFINITIONS

   Various terms commonly used in this Prospectus are defined as follows:

   ACCUMULATION PERIOD -- The period commencing on the Contract Date and ending on the Annuity Start Date or, if earlier, when you terminate the Contract, either through a full withdrawal, payment of charges, or payment of the death benefit proceeds.

   ACCUMULATION UNIT -- A unit of measure used to calculate Contract Value.

   ANNUITANT -- The person that you designate to receive annuity payments. If you designate Joint Annuitants, "Annuitant" means both Annuitants unless otherwise stated.

   ANNUITY -- A series of periodic income payments made by Security Benefit to an Annuitant, Joint Annuitant, or Beneficiary during the period specified in the Annuity Option.

   ANNUITY OPTIONS -- Options under the Contract that prescribe the provisions under which a series of annuity payments are made.

   ANNUITY PERIOD -- The period beginning on the Annuity Start Date during which annuity payments are made.

   ANNUITY START DATE -- The date when annuity payments are to begin.

   AUTOMATIC INVESTMENT PROGRAM -- A program pursuant to which purchase payments are automatically paid from your bank account on a specified day of each month or a salary reduction agreement.

   CONTRACT DATE -- The date shown as the Contract Date in your Contract. Annual Contract anniversaries are measured from the Contract Date. It is usually the date that your initial purchase payment is credited to the Contract.

   CONTRACT DEBT -- The unpaid loan balance including loan interest.

   CONTRACTOWNER OR OWNER -- The person entitled to the ownership rights under the Contract and in whose name the Contract is issued.

   CONTRACT VALUE -- The total value of a Contract which includes amounts allocated to the Subaccounts and the Fixed Account as well as any amount set aside in the loan account to secure loans as of any Valuation Date.

   CONTRACT YEAR -- Each twelve-month period measured from the Contract Date.

   CREDIT ENHANCEMENT -- An amount added to Contract Value at the time a Purchase Payment is applied.

   DESIGNATED BENEFICIARY -- The person having the right to the death benefit, if any, payable upon the death of the Owner or the Joint Owner during the Accumulation Period. The Designated Beneficiary is the first person on the following list who is alive on the date of death of the Owner or the Joint
Owner: the Owner; the Joint Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's Estate.

   FIXED ACCOUNT -- An account that is part of Security Benefit's General Account to which you may allocate all or a portion of your Contract Value to be held for accumulation at fixed rates of interest (which may not be less than 3 percent) declared periodically by Security Benefit.

   GENERAL ACCOUNT -- All assets of Security Benefit other than those allocated to the Separate Account or to any other separate account of Security Benefit.

   HOME OFFICE -- The Annuity Administration Department of Security Benefit, P.O. Box 750497, Topeka, Kansas 66675-0497.

   HOSPITAL -- An institution that is licensed as such by the Joint Commission of Accreditation of Hospitals, or any lawfully operated institution that provides in-patient treatment of sick and injured persons through medical, diagnostic and surgical facilities directed by physicians and 24 hour nursing services.

   PARTICIPANT -- A Participant under a Qualified Plan.

   PURCHASE PAYMENT -- An amount paid to Security Benefit as consideration for the Contract.

   QUALIFIED SKILLED NURSING FACILITY -- A facility licensed by the state to provide on a daily basis convalescent or chronic care for in-patients who, by reason of infirmity or illness, are not able to care for themselves.

   SBL FUND -- A diversified, open-end management investment company commonly referred to as a mutual fund.

   SEPARATE ACCOUNT -- The Variable Annuity Account VIII. A separate account of Security Benefit that consists of accounts, referred to as Subaccounts, each of which invests in a corresponding Series of the SBL Fund.

   SUBACCOUNT -- A division of the Separate Account of Security Benefit which invests in a corresponding series of the SBL Fund. Currently, seventeen Subaccounts are available under the Contract.

   TERMINAL ILLNESS -- An incurable condition that with a degree of medical certainty will result in death within one year.

   VALUATION DATE -- Each date on which the Separate Account is valued, which currently includes each day that the New York Stock Exchange is open for trading. The New York Stock Exchange is closed on weekends and on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Presidents' Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

   VALUATION PERIOD -- A period used in measuring the investment experience of each Subaccount of the Separate Account. The Valuation Period begins at the close of one Valuation Date and ends at the close of the next succeeding Valuation Date.

   WITHDRAWAL VALUE -- The amount you will receive upon full withdrawal of the Contract. It is equal to Contract Value less any Contract Debt, any applicable withdrawal charges, any pro rata account administration charge and any uncollected premium taxes.

SUMMARY

   This summary provides a brief overview of the more significant aspects of the Contract. Further detail is provided in this Prospectus, the Statement of
Additional Information, and the Contract. Unless the context indicates otherwise, the discussion in this summary and the remainder of the Prospectus relates to the portion of the Contract involving the Separate Account. The Fixed Account is briefly described under "The Fixed Account," page 26 and in the Contract.

PURPOSE OF THE CONTRACT -- The flexible purchase payment deferred variable annuity contract ("Contract") described in this Prospectus is designed to give you flexibility in planning for retirement and other financial goals.

   You may purchase the Contract as a non-tax qualified retirement plan for an individual ("Non-Qualified Plan"). You may also purchase the Contract, on an individual basis, in connection with a retirement plan qualified under Section 401, 403(b), 408, 408A, or 457 of the Internal Revenue Code of 1986, as amended. These plans are sometimes referred to in this Prospectus as "Qualified Plans."

THE SEPARATE ACCOUNT AND SBL FUND -- The Separate Account is currently divided into seventeen accounts referred to as Subaccounts. See "Separate Account," page
14. Each Subaccount invests exclusively in shares of a corresponding Series of the SBL Fund. The Series of SBL Fund, each of which has a different investment objective or objectives, are as follows: Growth Series, Growth-Income Series, Money Market Series, Worldwide Equity Series, High Grade Income Series, Enhanced Index Series, International Series, Mid Cap Series, Global Strategic Income Series, Global Total Return Series, Managed Asset Allocation Series, Equity Income Series, High Yield Series, Social Awareness Series, Value Series, Small Cap Series and Select 25 Series. See "SBL Fund," page 14.

   You may allocate all or part of your purchase payments to the Subaccounts. Amounts that you allocate to the Subaccounts will increase or decrease in dollar value depending on the investment performance of the Series of SBL Fund in which such Subaccount invests. You bear the investment risk for amounts allocated to a Subaccount.

FIXED ACCOUNT -- You may allocate all or part of your purchase payments to the Fixed Account, which is part of Security Benefit's General Account. Amounts that you allocate to the Fixed Account earn interest at rates determined at the discretion of Security Benefit and are guaranteed to be at least an effective annual rate of 3 percent. See "The Fixed Account," page 26.

PURCHASE PAYMENTS -- Your initial purchase payment must be at least $10,000. Thereafter, you may choose the amount and frequency of purchase payments, except that the minimum subsequent purchase payment is $500. See "Purchase Payments," page 17.

CREDIT ENHANCEMENT -- We will add an amount called a Credit Enhancement to your Contract Value each time you make a Purchase Payment.

CONTRACT BENEFITS -- You may transfer Contract Value among the Subaccounts and to and from the Fixed Account, subject to certain restrictions as described in "The Contract," page 16 and "The Fixed Account," page 26.

   At any time before the Annuity Start Date, you may surrender a Contract for its Withdrawal Value, and may make partial withdrawals, including systematic withdrawals, from Contract Value, subject to certain restrictions described in "The Fixed Account," page 26. See "Full and Partial Withdrawals," page 19 and "Federal Tax Matters," page 30 for more information about withdrawals, including the 10 percent penalty tax that may be imposed upon full and partial withdrawals (including systematic withdrawals) made prior to the Owner attaining age 59 1/2.

   The Contract provides for a death benefit upon the death of the Owner prior to the Annuity Start Date. See "Death Benefit," page 21 for more information. The Contract provides for several Annuity Options on either a variable basis, a fixed basis, or both. Security Benefit guarantees annuity payments under the fixed Annuity Options. See "Annuity Period," page 24.

FREE-LOOK RIGHT -- You may return the Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract. In this event, Security Benefit will refund to you purchase payments (not including any Credit Enhancements) allocated to the Fixed Account. Security Benefit will also refund any Contract Value allocated to the Subaccounts, plus any charges deducted from such Contract Value, less the value of any Credit Enhancements. Security Benefit will refund purchase payments allocated to the Subaccounts rather than Contract Value in those states where it is required to do so.

CHARGES AND DEDUCTIONS -- Security Benefit does not deduct sales load from purchase payments before allocating them to your Contract Value. Certain charges will be deducted in connection with the Contract as described below.

   CONTINGENT DEFERRED SALES CHARGE. If you withdraw Contract Value, Security Benefit may deduct a contingent deferred sales charge (which may also be referred to as a withdrawal charge). The amount of the withdrawal charge depends on how long your Purchase Payment has been held under the Contract. The withdrawal charge will be waived on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount defined as follows.

   The Free Withdrawal amount is equal in the first Contract Year, to 10 percent of Purchase Payments made during the year and, in any subsequent Contract Year, to 10 percent of Contract Value as of the first day of that Contract Year. The withdrawal charge applies to the portion of any withdrawal consisting of Purchase Payments and corresponding Credit Enhancements that exceeds the Free
Withdrawal amount. The withdrawal charge does not apply to withdrawals of earnings.

   The amount of the charge will depend on how long your Purchase Payments have been held under the Contract. Each Purchase Payment you make and its corresponding Credit Enhancement is considered to have a certain "age," depending on the length of time since the Purchase Payment was effective. A Purchase Payment is "age one" in the year beginning on the date the Purchase Payment is received by Security Benefit and increases in age each year thereafter. The withdrawal charge is calculated according to the following schedule:

            --------------------------------------------------------
            PURCHASE PAYMENT AGE (IN YEARS)        WITHDRAWAL CHARGE
            --------------------------------------------------------
                           1                              7%
                           2                              7%
                           3                              6%
                           4                              6%
                           5                              5%
                           6                              5%
                           7                              3%
                       8 and over                         0%
            --------------------------------------------------------

   The amount of the withdrawal charge assessed against your Contract will never exceed 7 percent of Purchase Payments paid, and Credit Enhancements added, under the Contract. In addition, no withdrawal charge will be assessed upon: (1) payment of death benefit proceeds; or (2) annuity options that provide for payments for life, or a period of at least 7 years. Subject to insurance department approval, Security Benefit will also waive the withdrawal charge on a full or partial withdrawal if the Owner has been diagnosed with a medically determinable condition which results in a life expectancy of one year or less, or upon confinement to a Hospital or Qualified Skilled Nursing Facility for 90 consecutive days or more. See "Contingent Deferred Sales Charge," page 22.

   MORTALITY AND EXPENSE RISK CHARGE. Security Benefit deducts a daily charge from the assets of each Subaccount for mortality and expense risks equal to an annual rate of 1.25 percent of each Subaccount's average daily net assets. See "Mortality and Expense Risk Charge," page 23.

   ADMINISTRATION CHARGE. Security Benefit deducts a daily administration charge equal to an annual rate of 0.15 percent of each Subaccount's average daily net assets. See "Administration Charge," page 24.

   ACCOUNT ADMINISTRATION CHARGE. Security Benefit deducts an account administration charge of $30.00 at each calendar year end. Security Benefit will waive the charge if your Contract Value is $50,000 or more on the date the charge is to be deducted. See "Account Administration Charge," page 24.

   PREMIUM TAX CHARGE. Security Benefit assesses a premium tax charge to reimburse itself for any premium taxes that it incurs with respect to this Contract. This charge will usually be deducted on the Annuity Start Date or upon full withdrawal if a premium tax was incurred by Security Benefit and is not refundable. Partial withdrawals, including systematic withdrawals, may be subject to a premium tax charge if a premium tax is incurred on the withdrawal by Security Benefit and is not refundable. Security Benefit reserves the right to deduct such taxes when due or anytime thereafter. Premium tax rates currently range from 0 percent to 3.5 percent. See "Premium Tax Charge" on page 24.

   OTHER EXPENSES. Security Benefit pays the operating expenses of the Separate Account. Investment advisory fees and operating expenses of SBL Fund are paid by the Fund and are reflected in the net asset value of the Fund shares. For a description of these charges and expenses, see the Prospectus for SBL Fund.

CONTACTING SECURITY BENEFIT -- You should direct all written requests, notices, and forms required by the Contract, and any questions or inquiries to Security Benefit Life Insurance Company, P.O. Box 750497, Topeka, Kansas 66675-0497 or by phone by calling (785) 431-3112 or 1-800-888-2461, extension 3112.

EXPENSE TABLE

   The purpose of this table is to assist you in understanding the various costs and expenses that you will bear directly and indirectly if you allocate Contract Value to the Subaccounts. The table reflects any contractual charges, expenses of the Separate Account, and charges and expenses of SBL Fund. The table does not reflect premium taxes that may be imposed by various jurisdictions. See "Premium Tax Charge," page 24. The information contained in the table is not generally applicable to amounts allocated to the Fixed Account.

   For a complete description of a Contract's costs and expenses, see "Charges and Deductions," page 22. For a more complete description of the SBL Fund's costs and expenses, see the SBL Fund prospectus, which accompanies this Prospectus.

--------------------------------------------------------------------------------
CONTRACTUAL EXPENSES
--------------------------------------------------------------------------------
Sales Load on Purchase Payments........................................   None
Contingent Deferred Sales Charge
  (as a percentage of amount withdrawn attributable to
  Purchase Payments and Credit Enhancements)...........................   7%(1)
Transfer Fee (per transfer)............................................   None
Annual Account Administration Charge...................................   $30(2)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ANNUAL SEPARATE ACCOUNT EXPENSES
(as a percentage of each Subaccount's average daily net assets)
--------------------------------------------------------------------------------
Annual Mortality and Expense Risk Charge................................   1.25%
Annual Administration Charge............................................   0.15%
                                                                           ----
Total Separate Account Annual Expenses..................................   1.40%
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
ANNUAL MUTUAL FUND EXPENSES
(as a percentage of each Series' average daily net assets)
--------------------------------------------------------------------------------
                                                                        TOTAL
                                      ADVISORY         OTHER         MUTUAL FUND
                                       FEE(2)       EXPENSES(3)      EXPENSES(2)
Growth (Series A)....................   0.75%          0.06%            0.81%
Growth-Income (Series B).............   0.75%          0.05%            0.80%
Money Market (Series C)..............   0.50%          0.07%            0.57%
Worldwide Equity (Series D)..........   1.00%          0.26%            1.26%
High Grade Income (Series E).........   0.75%          0.08%            0.83%
Enhanced Index (Series H)............   0.75%          0.22%            0.97%
International (Series I).............   1.10%          0.57%            1.67%
Social Awareness (Series S)..........   0.75%          0.07%            0.82%
Mid Cap (Series J)...................   0.75%          0.07%            0.82%
Global Strategic Income (Series K)...   0.75%          0.91%            1.66%
Global Total Return (Series M).......   1.00%          0.24%            1.24%
Managed Asset Allocation (Series N)..   1.00%          0.22%            1.22%
Equity Income (Series O).............   1.00%          0.08%            1.08%
High Yield (Series P)................   0.75%          0.18%            0.93%
Value (Series V).....................   0.75%          0.14%            0.89%
Small Cap (Series X).................   1.00%          0.59%            1.59%
Select 25 (Series Y).................   0.75%          0.34%            1.09%
--------------------------------------------------------------------------------
1. The amount of the contingent deferred sales charge is determined by reference to how long your Purchase Payments and corresponding Credit Enhancements have been held under the Contract. A free withdrawal is available in each Contract Year equal to (1) 10 percent of Purchase Payments in the first Contract Year, and (2) 10 percent of Contract Value as of the beginning of the Contract Year in each subsequent Contract Year. See "Full and Partial Withdrawals," page 19 and "Contingent Deferred Sales Charge," page 22 for more information.

2. A pro rata Account administration charge is deducted (1) upon full withdrawal of Contract Value; (2) when a Contract has been in force for less than a full calendar year; (3) upon the Annuity Start Date if one of Annuity Options 1 through 4, 7 or 8 is elected; and (4) upon payment of a death benefit. The Account administration charge will be waived if your Contract Value is $50,000 or more upon the date it is to be deducted.

3. During the fiscal year ended December 31, 1998, the Investment adviser waived the advisory fees of Series P and Series X. There can be no assurance that the Investment Adviser will continue to waive the Series advisory fees after December 31, 1998. Expense information for Series P and X has been restated to reflect the fees that would have been applicable had there been no fee waiver.

4. Other Expenses for Series H, Series I and Series Y are based on estimated amounts for the current fiscal year.
--------------------------------------------------------------------------------

EXAMPLES -- The examples presented below show the expenses that you would pay at the end of one, three, five or ten years (except for the Enhanced Index, International and Select 25 Subaccounts which show expenses for only the one and three year periods). The information presented applies if, at the end of those time periods, the Contract is (1) surrendered, or (2) annuitized or otherwise not surrendered. The examples show expenses based upon an allocation of $1,000 to each of the Subaccounts and a hypothetical return of 5 percent.

   YOU SHOULD NOT CONSIDER THE EXAMPLES BELOW A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN. THE 5 PERCENT RETURN ASSUMED IN THE EXAMPLES IS HYPOTHETICAL AND SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE ACTUAL RETURNS, WHICH MAY BE GREATER OR LESSER THAN THE ASSUMED AMOUNT.

   Example -- You would pay the expenses shown below assuming full withdrawal of the Contract at the end of the applicable time period:

--------------------------------------------------------------------------------
                                   1 YEAR     3 YEARS      5 YEARS     10 YEARS
--------------------------------------------------------------------------------
Growth Subaccount..................  $76        $114        $145         $254
Growth-Income Subaccount...........   76         114         145          253
Money Market Subaccount............   74         107         133          230
Worldwide Equity Subaccount........   81         127         168          299
High Grade Income Subaccount.......   77         114         146          256
Enhanced Index Subaccount..........   78         119         ---          ---
International Subaccount...........   79         122         ---          ---
Mid Cap Subaccount.................   77         114         146          255
Global Strategic Income Subaccount.   85         139         187          337
Global Total Return Subaccount.....   81         127         167          297
Managed Asset Allocation Subaccount   81         126         166          295
Equity Income Subaccount...........   79         122         159          282
High Yield Subaccount..............   78         117         151          267
Social Awareness Subaccount........   77         114         146          255
Value Subaccount...................   77         116         149          263
Small Cap Subaccount...............   84         137         184          331
Select 25 Subaccount...............   79         122         ---          ---
--------------------------------------------------------------------------------

   Example -- You would pay the expenses shown below assuming NO withdrawals:

--------------------------------------------------------------------------------
                                   1 YEAR     3 YEARS      5 YEARS     10 YEARS
--------------------------------------------------------------------------------
Growth Subaccount..................  $22        $69         $118         $254
Growth-Income Subaccount...........   22         69          118          253
Money Market Subaccount............   20         62          106          230
Worldwide Equity Subaccount........   27         83          141          299
High Grade Income Subaccount.......   23         70          119          256
Enhanced Index Subaccount..........   24         74          ---          ---
International Subaccount...........   31         95          ---          ---
Mid Cap Subaccount.................   23         69          119          255
Global Strategic Income Subaccount.   31         95          161          337
Global Total Return Subaccount.....   27         82          140          297
Managed Asset Allocation Subaccount   27         81          139          295
Equity Income Subaccount...........   25         77          132          282
High Yield Subaccount..............   24         73          125          267
Social Awareness Subaccount........   23         69          119          255
Value Subaccount...................   23         72          123          263
Small Cap Subaccount...............   30         72          116          240
Select 25 Subaccount...............   25         78         ----          ---
--------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

   The following condensed financial information presents accumulation unit values for the years ended December 31, 1999, 1998, 1997 and 1996 and for the period April 1, 1995 (date of inception) through December 31, 1995, as well as ending accumulation units outstanding under each Subaccount.

---------------------------------------------------------------------------------------------------------------------------
                                                              1999          1998        1997(1)        1996          1995
---------------------------------------------------------------------------------------------------------------------------
GROWTH SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $25.06        $20.26        $15.96        $13.20        $10.00
   End of period..........................................                 $25.06        $20.26        $15.96        $13.20
Accumulation units outstanding at the end of period.......              4,778,310     3,449,970     1,987,463       289,693
---------------------------------------------------------------------------------------------------------------------------
GROWTH-INCOME SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $19.58        $18.46        $14.80        $12.70        $10.00
   End of period..........................................                 $19.58        $18.46        $14.80        $12.70
Accumulation units outstanding at the end of period.......              3,161,657     2,571,374     1,388,519       248,974
---------------------------------------------------------------------------------------------------------------------------
MONEY MARKET SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $11.51        $11.12        $10.72        $10.35        $10.00
   End of period..........................................                 $11.51        $11.12        $10.72        $10.35
Accumulation units outstanding at the end of period.......              2,099,523     1,754,200     1,520,180       288,907
---------------------------------------------------------------------------------------------------------------------------
WORLDWIDE EQUITY SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $16.43        $13.87        $13.21        $11.42        $10.00
   End of period..........................................                 $16.43        $13.87        $13.21        $11.42
Accumulation units outstanding at the end of period.......              2,293,514     1,835,594     1,183,160       126,206
---------------------------------------------------------------------------------------------------------------------------
HIGH GRADE INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period....................................   $13.07        $12.27        $11.31        $11.56        $10.00
   End of period..........................................                 $13.07        $12.27        $11.31        $11.56
Accumulation units outstanding at the end of period.......              2,409,250     1,607,065     1,631,708       244,306
---------------------------------------------------------------------------------------------------------------------------
MID CAP SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $19.04        $16.37        $13.84        $11.89        $10.00
   End of period..........................................                 $19.04        $16.37        $13.84        $11.89
Accumulation units outstanding at the end of period.......              1,468,017     1,234,228       772,390       133,581
---------------------------------------------------------------------------------------------------------------------------
GLOBAL STRATEGIC INCOME SUBACCOUNT
Accumulation unit value:
   Beginning of period....................................   $13.10        $12.43        $11.96        $10.67        $10.00
   End of period..........................................                 $13.10        $12.43        $11.96        $10.67
Accumulation units outstanding at the end of period.......                364,793       382,445       328,077        86,477
---------------------------------------------------------------------------------------------------------------------------
GLOBAL TOTAL RETURN SUBACCOUNT
Accumulation unit value:
   Beginning of period....................................   $13.90        $12.52        $11.96        $10.62        $10.00
   End of period..........................................                 $13.90        $12.52        $11.96        $10.62
Accumulation units outstanding at the end of period.......              1,063,148     1,454,825     1,361,078       471,091
---------------------------------------------------------------------------------------------------------------------------
MANAGED ASSET ALLOCATION SUBACCOUNT
Accumulation unit value:
   Beginning of period....................................   $16.14        $13.82        $11.84        $10.64        $10.00
   End of period..........................................                 $16.14        $13.82        $11.84        $10.64
Accumulation units outstanding at the end of period.......              1,927,318     1,213,323       715,033       231,852
---------------------------------------------------------------------------------------------------------------------------
EQUITY INCOME SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $18.69        $17.38        $13.73        $11.61        $10.00
   End of period..........................................                 $18.69        $17.38        $13.73        $11.61
Accumulation units outstanding at the end of period.......              3,562,159     3,117,060     1,764,015       267,317
---------------------------------------------------------------------------------------------------------------------------
HIGH YIELD SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $12.36        $11.84        $10.00           ---           ---
   End of period..........................................                 $12.36        $11.84           ---           ---
Accumulation units outstanding at the end of period.......                945,133       316,416           ---           ---
---------------------------------------------------------------------------------------------------------------------------
SOCIAL AWARENESS SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $23.04        $17.78        $14.69        $12.56        $10.00
   End of period..........................................                 $23.04        $17.78        $14.69        $12.56
Accumulation units outstanding at the end of period.......              1,140,285       541,120       220,549        37,149
---------------------------------------------------------------------------------------------------------------------------
VALUE SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $14.96        $13.01        $10.00           ---           ---
   End of period..........................................                 $14.96        $13.01           ---           ---
Accumulation units outstanding at the end of period.......              1,108,840       372,693           ---           ---
---------------------------------------------------------------------------------------------------------------------------
SMALL CAP SUBACCOUNT Accumulation unit value:
   Beginning of period....................................   $10.50        $ 9.55        $10.00           ---           ---
   End of period..........................................                 $10.50        $ 9.55           ---           ---
Accumulation units outstanding at the end of period.......                280,763        25,182           ---           ---
---------------------------------------------------------------------------------------------------------------------------

1.  High Yield Subaccount and Value Subaccount for the period July 3, 1997 (inception) through December 31, 1997. Small Cap
    Subaccount for the period October 15, 1997 (inception) through December 31, 1997.

---------------------------------------------------------------------------------------------------------------------------

INFORMATION ABOUT SECURITY BENEFIT, THE SEPARATE ACCOUNT, AND SBL FUND

SECURITY BENEFIT LIFE INSURANCE COMPANY -- Security Benefit is a life insurance company organized under the laws of the State of Kansas. It was organized originally as a fraternal benefit society and commenced business February 22, 1892. It became a mutual life insurance company under its present name on January 2, 1950.

   On July 31, 1998, Security Benefit converted from a mutual life insurance company to a stock life insurance company ultimately controlled by Security Benefit Mutual Holding Company, a Kansas mutual holding company. Membership interests of persons who were Contractowners as of July 31, 1998 became membership interests in Security Benefit Mutual Holding Company as of that date, and persons who acquire policies from Security Benefit after that date automatically become members in the mutual holding company.

   Security Benefit offers a complete line of life insurance policies and annuity contracts, as well as financial and retirement services. It is admitted to do business in the District of Columbia, and in all states except New York. As of the end of 1999, Security Benefit had total assets of approximately $__ billion. Together with its subsidiaries, Security Benefit has total funds under management of approximately $___ billion.

   The Principal Underwriter for the Contracts is Security Distributors, Inc. ("SDI"), 700 SW Harrison Street, Topeka, Kansas 66636-0001. SDI is registered as a broker/dealer with the SEC and is a wholly-owned subsidiary of Security
Benefit Group, Inc., a financial services holding company wholly owned by Security Benefit.

PUBLISHED RATINGS -- Security Benefit may from time to time publish in advertisements, sales literature and reports to Owners, the ratings and other information assigned to it by one or more independent rating organizations such as A. M. Best Company and Standard & Poor's. The purpose of the ratings is to reflect the financial strength and/or claims-paying ability of Security Benefit and should not be considered as bearing on the investment performance of assets held in the Separate Account. Each year A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. In addition, the claims-paying ability of Security Benefit as measured by Standard & Poor's Insurance Ratings Services may be referred to in advertisements or sales literature or in reports to Owners. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance and annuity policies in accordance with their terms. Such ratings do not reflect the investment performance of the Separate Account or the degree of risk associated with an investment in the Separate Account.

SEPARATE ACCOUNT -- Security Benefit established the Separate Account under Kansas law on September 12, 1994. The Contract provides that the income, gains, or losses of the Separate Account, whether or not realized, are credited to or charged against the assets of the Separate Account without regard to other income, gains, or losses of Security Benefit. Kansas law provides that assets in a separate account attributable to the reserves and other liabilities under the contracts may not be charged with liabilities arising from any other business that the insurance company conducts if, and to the extent the contracts so provide. The Contract contains such a provision. Security Benefit owns the assets in the Separate Account and is required to maintain sufficient assets in the Separate Account to meet all Separate Account obligations under the Contracts. Security Benefit may transfer to its General Account assets that exceed anticipated obligations of the Separate Account. All obligations arising under the Contracts are general corporate obligations of Security Benefit. Security Benefit may invest its own assets in the Separate Account for other purposes, but not to support contracts other than variable annuity contracts, and may accumulate in the Separate Account proceeds from Contract charges and investment results applicable to those assets.

   The Separate Account is currently divided into seventeen Subaccounts. The Contract provides that the income, gains and losses, whether or not realized, are credited to, or charged against, the assets of each Subaccount without regard to the income, gains or losses in the other Subaccounts. Each Subaccount invests exclusively in shares of a specific Series of the SBL Fund. Security
Benefit may in the future establish additional Subaccounts of the Separate Account, which may invest in other Series of the SBL Fund or in other securities, mutual funds, or investment vehicles.

   The Separate Account is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (the "1940 Act"). Registration with the SEC does not involve supervision by the SEC of the administration or investment practices of the Separate Account or of Security Benefit.

SBL FUND -- SBL Fund is a diversified, open-end management investment company of the series type. It is registered with the SEC under the 1940 Act. Such registration does not involve supervision by the SEC of the investments or investment policy of the Fund. SBL Fund currently has seventeen separate portfolios ("Series"), each of which pursues different investment objectives and policies.

   Shares of the Fund currently are offered only for purchase by separate accounts of Security Benefit to serve as an investment medium for variable life insurance policies and variable annuity contracts issued by Security Benefit. Thus, SBL Fund serves as an investment medium for both variable life insurance policies and variable annuity contracts. This is called "mixed funding." Shares of SBL Fund also may be sold in the future to separate accounts of other insurance companies, both affiliated and not affiliated with Security Benefit. This is called "shared funding." Security Benefit currently does not foresee any disadvantages to Contractowners arising from either mixed or shared funding; however, due to differences in tax treatment or other considerations, it is theoretically possible that the interests of owners of various contracts for which SBL Fund serves as an investment medium might at some time be in conflict. However, Security Benefit, the Fund's Board of Directors, and any other insurance companies that participate in SBL Fund in the future are required to monitor events in order to identify any material conflicts that arise from the use of the Fund for mixed and/or shared funding. SBL Fund's Board of Directors is required to determine what action, if any, should be taken in the event of such a conflict. If such a conflict were to occur, Security Benefit might be required to withdraw the investment of one or more of its separate accounts from SBL Fund. This might force the Fund to sell securities at disadvantageous prices.

   A summary of the investment objective of each Series of SBL Fund is set forth below. We cannot assure that any Series will achieve its objective. More detailed information is contained in the accompanying prospectus of SBL Fund, including information on the risks associated with the investments and investment techniques of each Series.

   SBL FUND'S PROSPECTUS ACCOMPANIES THIS PROSPECTUS AND SHOULD BE READ CAREFULLY BEFORE INVESTING.

SERIES A (GROWTH SERIES) -- Amounts that you allocate to the Growth Subaccount are invested in Series A. The investment objective of Series A is to seek long-term capital growth by investing in a broadly diversified portfolio of common stocks, securities convertible into common stocks, preferred stocks, bonds and other debt securities.

SERIES B (GROWTH-INCOME SERIES) -- Amounts that you allocate to the Growth-Income Subaccount are invested in Series B. Series B seeks long-term growth of capital with secondary emphasis on income by investing in various types of securities, including common stocks, convertible securities, preferred stocks and debt securities. Series B's investments in debt securities may include securities rated below investment grade. Series B may also temporarily invest in government bonds or commercial paper.

SERIES C (MONEY MARKET SERIES) -- Amounts that you allocate to the Money Market Subaccount are invested in Series C. The investment objective of Series C is to provide as high a level of current income as is consistent with preserving capital. It invests in high quality money market instruments with maturities of not longer than thirteen months.

SERIES D (WORLDWIDE EQUITY SERIES) -- Amounts that you allocate to the Worldwide Equity Subaccount are invested in Series D. The investment objective of Series D is to seek long-term growth of capital primarily through investment in common stocks and equivalents of companies domiciled in foreign countries and the United States.

SERIES E (HIGH GRADE INCOME SERIES) -- Amounts that you allocate to the High Grade Income Subaccount are invested in Series E. The investment objective of Series E is to provide current income with security of principal. Series E seeks to achieve this investment objective by investing in a broad range of debt securities, including U.S. and foreign corporate debt securities and securities issued by the U.S. and foreign governments.

SERIES H (ENHANCED INDEX SERIES) -- Amounts that you allocate to the Enhanced Index Subaccount are invested in Series H. The investment objective of Series H is to seek to outperform the S&P 500 Index through stock selection resulting in different weightings of common stocks relative to the index.

SERIES I (INTERNATIONAL SERIES) -- Amounts that you allocate to the International Subaccount are invested in Series I. The investment objective of Series I is to seek long-term capital appreciation by investing primarily in non-U.S. equity securities and other securities with equity characteristics.

SERIES J (MID CAP SERIES) -- Amounts that you allocate to the Mid Cap Subaccount are invested in Series J. The investment objective of Series J is to seek capital appreciation through investment in a broadly diversified portfolio of securities which may include common stocks, preferred stocks, debt securities and securities convertible into common stocks.

SERIES K (GLOBAL STRATEGIC INCOME SERIES) -- Amounts that you allocate to the Global Strategic Income Subaccount are invested in Series K. The investment objective of Series K is to seek high current income and, as a secondary objective, capital appreciation by investing in a combination of foreign and domestic high-yield, lower rated debt securities (commonly known as "junk bonds").

SERIES M (GLOBAL TOTAL RETURN SERIES) -- Amounts that you allocate to the Global Total Return Subaccount are invested in Series M. The investment objective of Series M is to seek high total return consisting of capital appreciation and current income. Series M seeks this objective through asset allocation and security selection by investing in a diversified portfolio of global equity and bond securities.

SERIES N (MANAGED ASSET ALLOCATION SERIES) -- Amounts that you allocate to the Managed Asset Allocation Subaccount are invested in Series N. The investment objective of Series N is to seek a high level of total return by investing primarily in a diversified portfolio of debt and equity securities.

SERIES O (EQUITY INCOME SERIES) -- Amounts that you allocate to the Equity Income Subaccount are invested in Series O. The investment objective of Series O is to seek to provide substantial dividend income and also capital appreciation by investing primarily in dividend-paying common stocks of established companies.

SERIES P (HIGH YIELD SERIES) -- Amounts that you allocate to the High Yield Subaccount are invested in Series P. The investment objective of Series P is to seek high current income. Capital appreciation is a secondary objective. Series P seeks its objectives by investing primarily in higher yielding, higher risk debt securities (commonly referred to as "junk bonds").

SERIES S (SOCIAL AWARENESS SERIES) -- Amounts that you allocate to the Social Awareness Subaccount are invested in Series S. The investment objective of Series S is to seek capital appreciation by investing in various types of securities which meet certain social criteria established for the Series. Series S will invest in a diversified portfolio of common stocks, convertible securities, preferred stocks and debt securities. Series S may temporarily invest in government bonds or commercial paper.

SERIES V (VALUE SERIES) -- Amounts that you allocate to the Value Subaccount are invested in Series V. The investment objective of Series V is to seek long-term growth of capital by investing in a diversified portfolio consisting primarily of common stocks. The Series will invest in stocks that the Investment Adviser believes are undervalued relative to assets, earnings, growth potential or cash flow.

SERIES X (SMALL CAP SERIES) -- Amounts that you allocate to the Small Cap Subaccount are invested in Series X. The investment objective of Series X is to seek long-term growth of capital by investing primarily in domestic and foreign equity securities of small capitalization companies (defined as companies with a market capitalization substantially similar to that of companies in the Russell 2500 Index at the time of investment).

SERIES Y (SELECT 25 SERIES) -- Amounts that you allocate to the Select 25 Subaccount are invested in Series Y. The investment objective of Series Y is to seek long-term growth of capital by concentrating its investments in a core position of 20-30 common stocks of growth companies which have exhibited consistent above average earnings growth.

THE INVESTMENT ADVISER -- Security Management Company, LLC, 700 SW Harrison Street, Topeka, Kansas 66636, serves as Investment Adviser to each Series of SBL Fund. The Investment Adviser is registered with the SEC as an investment adviser. The Investment Adviser formulates and implements continuing programs for the purchase and sale of securities in compliance with the investment objectives, policies, and restrictions of each Series, and is responsible for the day to day decisions to buy and sell securities for the Series except Series D, H, I, K, M, N, O and X. See the accompanying SBL Fund prospectus for details. The Investment Adviser has engaged OppenheimerFunds, Inc., Two World Trade Center, New York, New York 10048-0203, to provide investment advisory services to Series D; Bankers Trust Company, 130 Liberty Street, New York, New York 10006, to provide investment advisory services to Series H and I; T. Rowe Price Associates, Inc., 100 East Pratt Street, Baltimore, Maryland 21202, to provide investment advisory services to Series N and O; Wellington Management Company LLP, 75 State Street, Boston, MA 02109, to provide investment advisory services to Series K and M; and Strong Capital Management Corporation, 100 Heritage Reserve, Menomonee, Wisconsin 53051, to provide investment advisory services to Series X.

THE CONTRACT

GENERAL -- Security Benefit issues the Contract offered by this Prospectus. It is a flexible purchase payment deferred variable annuity. To the extent that you allocate all or a portion of your Purchase Payments to the Subaccounts, the Contract is significantly different from a fixed annuity contract in that it is the Owner under a Contract who assumes the risk of investment gain or loss rather than Security Benefit. When you are ready to begin receiving annuity payments, the Contract provides several Annuity Options under which Security Benefit will pay periodic annuity payments on a variable basis, a fixed basis or both, beginning on the Annuity Start Date. The amount that will be available for annuity payments will depend on the investment performance of the Subaccounts to which you have allocated Purchase Payments and the amount of interest credited on Contract Value that you have allocated to the Fixed Account.

   The Contract is available for purchase by an individual as a non-tax qualified retirement plan ("Non-Qualified Plan"). The Contract is also eligible for purchase in connection with certain tax qualified retirement plans that meet the requirements of Section 401, 403(b), 408, 408A, or 457 of the Internal Revenue Code ("Qualified Plan"). Certain federal tax advantages are currently available to retirement plans that qualify as (1) self-employed individuals' retirement plans under Section 401, such as HR-10 and Keogh plans, (2) pension or profit-sharing plans established by an employer for the benefit of its employees under Section 401, (3) individual retirement accounts or annuities, including those established by an employer as a simplified employee pension plan, under Section 408, (4) annuity purchase plans of public school systems and certain tax-exempt organizations under Section 403(b) or (5) deferred compensation plans for employees established by a unit of a state or local government or by a tax-exempt organization under Section 457. Joint Owners are permitted only on a Contract issued pursuant to a Non-Qualified Plan.

APPLICATION FOR A CONTRACT -- If you wish to purchase a Contract, you may submit an application and an initial purchase payment to Security Benefit, as well as any other form or information that Security Benefit may require. Security Benefit reserves the right to reject an application or Purchase Payment for any reason, subject to Security Benefit's underwriting standards and guidelines and any applicable state or federal law relating to nondiscrimination.

   The maximum age of an Owner or Annuitant for which a Contract will be issued is age 80. If there are Joint Owners or Annuitants, the maximum issue age will be determined by reference to the older Owner or Annuitant.

PURCHASE PAYMENTS -- The minimum initial purchase payment for the purchase of a Contract is $10,000. Thereafter, you may choose the amount and frequency of purchase payments, except that the minimum subsequent purchase payment is $500. The minimum subsequent purchase payment if you elect an Automatic Investment Program is $50. Security Benefit may reduce the minimum purchase payment requirement under certain circumstances. A purchase payment exceeding $1 million will not be accepted without prior approval of Security Benefit.

   Security Benefit will apply the initial purchase payment not later than the end of the second Valuation Date after the Valuation Date it is received by Security Benefit; provided that the purchase payment is preceded or accompanied by an application that contains sufficient information to establish an account and properly credit such purchase payment. The application form will be provided by Security Benefit. If Security Benefit does not receive a complete application, Security Benefit will notify you that it does not have the necessary information to issue a Contract. If you do not provide the necessary information to Security Benefit within five Valuation Dates after the Valuation Date on which Security Benefit first receives the initial purchase payment or if Security Benefit determines it cannot otherwise issue the Contract, Security Benefit will return the initial purchase payment to you unless you consent to Security Benefit retaining the purchase payment until the application is made complete.

   Security Benefit will credit subsequent purchase payments as of the end of the Valuation Period in which they are received by Security Benefit at its Home Office. Purchase payments after the initial purchase payment may be made at any time prior to the Annuity Start Date, so long as the Owner is living. Subsequent purchase payments under a Qualified Plan may be limited by the terms of the plan and provisions of the Internal Revenue Code. Subsequent purchase payments may be paid under an Automatic Investment Program. The initial purchase payment required must be paid before the Automatic Investment Program will be accepted by Security Benefit.

CREDIT ENHANCEMENT -- Security Benefit will add a Credit Enhancement to your Contract Value at the time each Purchase Payment is applied to this Contract. The amount of a Credit Enhancement is determined at the time a Purchase Payment is made as a percentage of each Purchase Payment applied to the Contract. The Credit Enhancement will be allocated among the Subaccounts in the same proportion as the applicable Purchase Payment. The amount returned if the Owner exercises his or her right to return the Contract during the free look period will be reduced by any Credit Enhancements applied. The amount of Credit Enhancement for each Purchase Payment will be based upon the total Purchase Payments made into the Contract, less the total withdrawals, including any withdrawal charges, as of the date of the Purchase Payment, as shown in the table below:

--------------------------------------------------------------------------------
                                                                       CREDIT
TOTAL PURCHASE PAYMENTS, LESS WITHDRAWALS AND WITHDRAWAL CHARGES     ENHANCEMENT
--------------------------------------------------------------------------------
Less than $10,000...............................................         0%
At least $10,000 but less than $1,000,000.......................         4%
$1,000,000 or more..............................................         5%
--------------------------------------------------------------------------------

ALLOCATION OF PURCHASE PAYMENTS -- In an application for a Contract, you select the Subaccounts or the Fixed Account to which purchase payments and credit enhancements will be allocated. Purchase payments and Credit Enhancements will be allocated according to your instructions contained in the application or more recent instructions received, if any, except that no purchase payment allocation is permitted that would result in less than $25.00 per payment being allocated to any one Subaccount or the Fixed Account. The allocations may be a whole dollar amount or a whole percentage. Available allocation alternatives include the seventeen Subaccounts and the Fixed Account.

   You may change the purchase payment allocation instructions by submitting a proper written request to Security Benefit's Home Office. A proper change in allocation instructions will be effective upon receipt by Security Benefit at its Home Office and will continue in effect until you submit a change in instructions to the company. You may make changes in your purchase payment allocation and changes to an existing Dollar Cost Averaging or Asset Reallocation Option by telephone provided the Telephone Transfer section of the application or an Authorization for Telephone Requests form is properly completed, signed, and filed at Security Benefit's Home Office. Changes in the allocation of future purchase payments have no effect on existing Contract Value. You may, however, transfer Contract Value among the Subaccounts and the Fixed Account in the manner described in "Transfers of Contract Value," page 19.

DOLLAR COST AVERAGING OPTION -- Prior to the Annuity Start Date, you may dollar cost average your Contract Value by authorizing Security Benefit to make periodic transfers of Contract Value from any one Subaccount to one or more of the other Subaccounts. Dollar cost averaging is a systematic method of investing in which securities are purchased at regular intervals in fixed dollar amounts so that the cost of the securities gets averaged over time and possibly over various market cycles. The option will result in the transfer of Contract Value from one Subaccount to one or more of the other Subaccounts. Amounts transferred under this option will be credited at the price of the Subaccount as of the end of the Valuation Dates on which the transfers are effected. Since the price of a Subaccount's Accumulation Units will vary, the amounts transferred to a Subaccount will result in the crediting of a greater number of units when the price is low and a lesser number of units when the price is high. Similarly, the amounts transferred from a Subaccount will result in a debiting of a greater number of units when the price is low and a lesser number of units when the price is high. Dollar cost averaging does not guarantee profits, nor does it assure that you will not have losses.

   A Dollar Cost Averaging Request form is available upon request. On the form, you must designate whether Contract Value is to be transferred on the basis of a specific dollar amount, fixed period or earnings only, the Subaccount or Subaccounts to and from which the transfers will be made, the desired frequency of the transfers, which may be on a monthly or quarterly basis, and the length of time during which the transfers shall continue or the total amount to be transferred over time.

   After Security Benefit has received a Dollar Cost Averaging Request in proper form at its Home Office, Security Benefit will transfer Contract Value in the amounts you designate from the Subaccount from which transfers are to be made to the Subaccount or Subaccounts you have chosen. Security Benefit will effect each transfer on the date you specify or if no date is specified, on the monthly or quarterly anniversary, whichever corresponds to the period selected, of the date of receipt at the Home Office of a Dollar Cost Averaging Request in proper form. Transfers will be made until the total amount elected has been transferred, or until Contract Value in the Subaccount from which transfers are made has been depleted. Amounts periodically transferred under this option are not included in the 14 transfers per Contract Year that are allowed as discussed under "Transfers of Contract Value," page 19.

   You may instruct Security Benefit at any time to terminate the option by written request to Security Benefit's Home Office. In that event, the Contract Value in the Subaccount from which transfers were being made that has not been transferred will remain in that Subaccount unless you instruct us otherwise. If you wish to continue transferring on a dollar cost averaging basis after the expiration of the applicable period, the total amount elected has been transferred, or the Subaccount has been depleted, or after the Dollar Cost Averaging Option has been canceled, a new Dollar Cost Averaging Request must be completed and sent to the Home Office. Security Benefit requires that you wait at least a month (or a quarter if transfers were made on a quarterly basis) before reinstating Dollar Cost Averaging after it has been terminated for any reason. Security Benefit may discontinue, modify, or suspend the Dollar Cost Averaging Option at any time.

   You may also dollar cost average Contract Value to or from the Fixed Account, subject to certain restrictions described under "The Fixed Account," page 26.

ASSET REALLOCATION OPTION -- Prior to the Annuity Start Date, you may authorize Security Benefit to automatically transfer Contract Value on a quarterly, semiannual or annual basis to maintain a particular percentage allocation among the Subaccounts. The Contract Value allocated to each Subaccount will grow or decline in value at different rates during the selected period, and Asset Reallocation automatically reallocates the Contract Value in the Subaccounts to the allocation you selected on a quarterly, semiannual or annual basis, as you select. Asset Reallocation is intended to transfer Contract Value from those Subaccounts that have increased in value to those Subaccounts that have declined in value. Over time, this method of investing may help you buy low and sell high. This investment method does not guarantee profits, nor does it assure that you will not have losses.

   To elect this option an Asset Reallocation Request in proper form must be received by Security Benefit at its Home Office. An Asset Reallocation Request form is available upon request. On the form, you must indicate the applicable Subaccounts, the applicable time period and the percentage of Contract Value to be allocated to each Subaccount.

   Upon receipt of the Asset Reallocation Request, Security Benefit will effect a transfer or, in the case of a new Contract, will allocate the initial purchase payment, among the Subaccounts based upon the percentages that you selected. Thereafter, Security Benefit will transfer Contract Value to maintain that allocation on each quarterly, semiannual or annual anniversary, as applicable, of the date of Security Benefit's receipt of the Asset Reallocation Request in proper form. The amounts transferred will be credited at the price of the Subaccount as of the end of the Valuation Date on which the transfer is effected. Amounts periodically transferred under this option are not included in the 14 transfers per Contract Year that are allowed as discussed under "Transfers of Contract Value," page 19.

   You may instruct Security Benefit at any time to terminate this option by written request to Security Benefit's Home Office. In that event, the Contract Value in the Subaccounts that has not been transferred will remain in those Subaccounts regardless of the percentage allocation unless you instruct us otherwise. If you wish to continue Asset Reallocation after it has been canceled, a new Asset Reallocation Request form must be completed and sent to Security Benefit's Home Office. Security Benefit may discontinue, modify, or suspend, and reserves the right to charge a fee for the Asset Reallocation Option at any time.

   Contract Value allocated to the Fixed Account may be included in the Asset Reallocation option, subject to certain restrictions described in "Transfers and Withdrawals from the Fixed Account," page 28.

TRANSFERS OF CONTRACT VALUE -- Prior to the Annuity Start Date, you may transfer Contract Value among the Subaccounts upon proper written request to Security Benefit's Home Office. You may make transfers (other than transfers pursuant to the Dollar Cost Averaging and Asset Reallocation Options) by telephone if the Telephone Transfer section of the application or an Authorization for Telephone Requests form has been properly completed, signed and filed at Security Benefit's Home Office. The minimum transfer amount is $500, or the amount remaining in a given Subaccount. The minimum transfer amount does not apply to transfers under the Dollar Cost Averaging or Asset Reallocation Options.

   You may also transfer Contract Value from the Subaccounts to the Fixed Account; however, transfers from the Fixed Account to the Subaccounts are restricted as described in "The Fixed Account," page 26.

   Security Benefit generally does not limit the frequency of transfers, although Security Benefit reserves the right at a future date to limit the number of transfers to 14 in a Contract Year. Security Benefit also reserves the right to limit the size and frequency of such transfers, and to discontinue telephone transfers.

CONTRACT VALUE -- The Contract Value is the sum of the amounts under the Contract held in each Subaccount and the Fixed Account as well as any amount set aside in the loan account to secure loans as of any Valuation Date.

   On each Valuation Date, the amount of Contract Value allocated to any particular Subaccount will be adjusted to reflect the investment experience of that Subaccount. See "Determination of Contract Value," below. No minimum amount of Contract Value is guaranteed. You bear the entire investment risk relating to the investment performance of Contract Value allocated to the Subaccounts.

DETERMINATION OF CONTRACT VALUE -- The Contract Value will vary to a degree that depends upon several factors, including investment performance of the Subaccounts to which you have allocated Contract Value, payment of purchase payments and any corresponding Credit Enhancements, the amount of any outstanding Contract Debt, partial withdrawals, and the charges assessed in connection with the Contract. The amounts allocated to the Subaccounts will be invested in shares of the corresponding Series of SBL Fund. The investment performance of the Subaccounts will reflect increases or decreases in the net asset value per share of the corresponding Series and any dividends or distributions declared by a Series. Any dividends or distributions from any Series of the Fund will be automatically reinvested in shares of the same Series, unless Security Benefit, on behalf of the Separate Account, elects otherwise.

   Assets in the Subaccounts are divided into Accumulation Units, which are accounting units of measure used to calculate the value of a Contractowner's interest in a Subaccount. When you allocate purchase payments to a Subaccount, your Contract is credited with Accumulation Units. The number of Accumulation Units to be credited is determined by dividing the dollar amount, including any Credit Enhancements, allocated to the particular Subaccount by the price for the Subaccount as of the end of the Valuation Period in which the purchase payment is credited. In addition, other transactions including loans, full or partial withdrawals, transfers, and assessment of certain charges against the Contract affect the number of Accumulation Units credited to a Contract. The number of units credited or debited in connection with any such transaction is determined by dividing the dollar amount of such transaction by the price of the affected Subaccount. The price of each Subaccount is determined on each Valuation Date. The number of Accumulation Units credited to a Contract shall not be changed by any subsequent change in the value of an Accumulation Unit, but the dollar value of an Accumulation Unit may vary from Valuation Date to Valuation Date depending upon the investment experience of the Subaccount and charges against the Subaccount.

   The price of each Subaccount's units initially was $10. The price of a Subaccount on any Valuation Date takes into account the following: (1) the investment performance of the Subaccount, which is based upon the investment performance of the corresponding Series of SBL Fund, (2) any dividends or distributions paid by the corresponding Series, (3) the charges, if any, that may be assessed by Security Benefit for taxes attributable to the operation of the Subaccount, (4) the mortality and expense risk charge under the Contract, and (5) the administration charge under the Contract.

FULL AND PARTIAL WITHDRAWALS -- A Contractowner may make a partial withdrawal of Contract Value, or surrender the Contract for its Withdrawal Value. A full or partial withdrawal, including a systematic withdrawal, may be taken from Contract Value at any time while the Owner is living and before the Annuity Start Date, subject to limitations under the applicable plan for Qualified Plans and applicable law. A full or partial withdrawal request will be effective as of the end of the Valuation Period that a proper written request is received by Security Benefit at its Home Office. A proper written request must include the written consent of any effective assignee or irrevocable Beneficiary, if applicable.

   The proceeds received upon a full withdrawal will be the Contract's Withdrawal Value. The Withdrawal Value is equal to the Contract Value as of the end of the Valuation Period during which a proper withdrawal request is received by Security Benefit at its Home Office, less any outstanding Contract Debt, any applicable withdrawal charges, any pro rata account charge and any uncollected premium taxes.

   Security Benefit requires the signature of all Owners on any request for withdrawal, and a guarantee of all such signatures to effect the transfer or exchange of all or part of the Contract for another investment. The signature guarantee must be provided by an eligible guarantor, such as a bank, broker, credit union, national securities exchange or savings association. Security Benefit further requires that any request to transfer or exchange all or part of the Contract for another investment be made upon a transfer form provided by Security Benefit which is available upon request.

   A partial withdrawal may be requested for a specified percentage or dollar amount of Contract Value. Each partial withdrawal must be at least $500 except systematic withdrawals discussed below. A request for a partial withdrawal will result in a payment by Security Benefit of the amount specified in the partial withdrawal request provided there is sufficient Contract Value to meet the request. Upon payment, the Contract Value will be reduced by an amount equal to the payment and any applicable withdrawal charge and premium tax. If a partial withdrawal is requested after the first Contract Year that would leave the Withdrawal Value in the Contract less than $5,000, Security Benefit reserves the right to treat the partial withdrawal as a request for a full withdrawal.

   Security Benefit will deduct the amount of a partial withdrawal from the Contract Value in the Subaccounts and the Fixed Account, according to the Contractowner's instructions to Security Benefit. If a Contractowner does not specify the allocation, Security Benefit will deduct the withdrawal from the Contract Value in the Subaccounts and the Fixed Account in the following order:
Money Market Subaccount, High Grade Income Subaccount, High Yield Subaccount, Global Strategic Income Subaccount, Growth-Income Subaccount, Equity Income Subaccount, Managed Asset Allocation Subaccount, Global Total Return Subaccount, Enhanced Index Subaccount, Growth Subaccount, Select 25 Subaccount, Value Subaccount, Worldwide Equity Subaccount, International Subaccount, Social Awareness Subaccount, Mid Cap Subaccount, and Small Cap Subaccount and then from the Fixed Account. The value of each account will be depleted before the next account is charged.

   A full or partial withdrawal, including a systematic withdrawal, may be subject to a withdrawal charge if a withdrawal is made from Purchase Payments that have been held in the contract for less than seven years and may be subject to a premium tax charge to reimburse Security Benefit for any tax on premiums on a Contract that may be imposed by various states and municipalities. See "Contingent Deferred Sales Charge," page 22, and "Premium Tax Charge," page 24.

   A full or partial withdrawal, including a systematic withdrawal, may result in receipt of taxable income to the Owner and, if made prior to the Owner attaining age 59 1/2, may be subject to a 10 percent penalty tax. In the case of Contracts issued in connection with retirement plans that meet the requirements of Section 401(a), 403(b), 408 or 457 of the Internal Revenue Code, reference should be made to the terms of the particular Qualified Plan for any limitations or restrictions on withdrawals. For more information, see "Restrictions on Withdrawals from Qualified Plans," page 30. The tax consequences of a withdrawal under the Contract should be carefully considered. See "Federal Tax Matters," page 30.

SYSTEMATIC WITHDRAWALS -- Security Benefit currently offers a feature under which you may select systematic withdrawals. Under this feature, a Contractowner may elect to receive systematic withdrawals while the Owner is living and before the Annuity Start Date by sending a properly completed Systematic Withdrawal Request form to Security Benefit at its Home Office. This option may be elected at any time. A Contractowner may designate the systematic withdrawal amount as a percentage of Contract Value allocated to the Subaccounts and/or Fixed Account, as a fixed period, as level payments, as a specified dollar amount, as all earnings in the Contract, or based upon the life expectancy of the Owner or the Owner and a Beneficiary. A Contractowner also may designate the desired frequency of the systematic withdrawals, which may be monthly, quarterly, semiannually or annually. The Contractowner may stop or modify systematic withdrawals upon proper written request received by Security Benefit at its Home Office at least 30 days in advance of the requested date of termination or modification. A proper request must include the written consent of any effective assignee or irrevocable Beneficiary, if applicable.

   Each systematic withdrawal must be at least $100. Upon payment, your Contract Value will be reduced by an amount equal to the payment proceeds plus any applicable withdrawal charge and premium tax. Any systematic withdrawal that equals or exceeds the Withdrawal Value will be treated as a full withdrawal. In no event will payment of a systematic withdrawal exceed the Withdrawal Value. The Contract will automatically terminate if a systematic withdrawal causes the Contract's Withdrawal Value to equal zero.

   Security Benefit will effect each systematic withdrawal as of the end of the Valuation Period during which the withdrawal is scheduled. The deduction caused by the systematic withdrawal, including any applicable withdrawal charge, will be allocated from the Contractowner's Contract Value in the Subaccounts and the Fixed Account, as directed by the Contractowner. If a Contractowner does not specify the allocation, the systematic withdrawal will be deducted from the Contract Value in the Subaccounts and the Fixed Account in the following order:
Money Market Subaccount, High Grade Income Subaccount, High Yield Subaccount, Global Strategic Income Subaccount, Growth-Income Subaccount, Equity Income Subaccount, Managed Asset Allocation Subaccount, Global Total Return Subaccount, Enhanced Index Subaccount, Growth Subaccount, Select 25 Subaccount, Value Subaccount, Worldwide Equity Subaccount, International Subaccount, Social Awareness Subaccount, Mid Cap Subaccount, and Small Cap Subaccount and then from the Fixed Account. The value of each account will be depleted before the next account is charged.

   Security Benefit may, at any time, discontinue, modify, suspend or charge a fee for systematic withdrawals. You should consider carefully the tax consequences of a systematic withdrawal, including the 10 percent penalty tax which may be imposed on withdrawals made prior to the Owner attaining age 59 1/2. See "Federal Tax Matters," page 30.

FREE-LOOK RIGHT -- You may return a Contract within the Free-Look Period, which is generally a ten-day period beginning when you receive the Contract. Security Benefit will then deem void the returned Contract and will refund to you any purchase payments allocated to the Fixed Account plus the Contract Value in the Subaccounts less the value of any Credit Enhancements as of the end of the Valuation Period during which the returned Contract is received by Security Benefit. Security Benefit will refund purchase payments allocated to the Subaccounts rather than Contract Value in those states and circumstances that require it to do so.

DEATH BENEFIT -- If the Owner dies prior to the Annuity Start Date, Security Benefit will pay the death benefit proceeds to the Designated Beneficiary upon receipt of due proof of the Owner's death and instructions regarding payment to the Designated Beneficiary. If there are Joint Owners, the death benefit proceeds will be payable upon receipt of due proof of death of either Owner prior to the Annuity Start Date and instructions regarding payment.

   If the surviving spouse of the deceased Owner is the sole Designated Beneficiary, such spouse may elect to continue the Contract in force, subject to certain limitations. See "Distribution Requirements" below. If the Owner is not a natural person, the death benefit proceeds will be payable upon receipt of due proof of death of the Annuitant prior to the Annuity Start Date and instructions regarding payment. If the death of the Owner occurs on or after the Annuity Start Date, any death benefit will be determined according to the terms of the Annuity Option. See "Annuity Options," page 25.

   The death benefit proceeds will be the death benefit reduced by any outstanding Contract Debt, any pro rata account charge and any uncollected premium tax. If an Owner dies during the Accumulation Period, the amount of the death benefit will be the greater of:

1. The sum of all Purchase Payments (not including Credit Enhancements), less any reductions caused by previous withdrawals, or

2. The Contract Value on the date due proof of death and instructions regarding payment are received by Security Benefit less any Credit Enhancements applied during the 12 months prior to the date of the Owner's death.

   If an Owner dies during the Accumulation Period and due proof of death and instructions regarding payment are not received by Security Benefit at its Home Office within six months of the date of the Owner's death, the death benefit will be as set forth in item 2 above.

   The death benefit proceeds will be paid to the Designated Beneficiary in a single sum or under one of the Annuity Options, as elected by the Designated Beneficiary. If the Designated Beneficiary is to receive annuity payments under an Annuity Option, there may be limits under applicable law on the amount and duration of payments that the Beneficiary may receive, and requirements respecting timing of payments. A tax adviser should be consulted in considering Annuity Options. See "Federal Tax Matters," page 30 and "Distribution Requirements," below for a discussion of the tax consequences in the event of death.

DISTRIBUTION REQUIREMENTS -- For Contracts issued in connection with Non-Qualified Plans, if the surviving spouse of the deceased Owner is the sole Designated Beneficiary, such spouse may elect to continue this Contract in force until the earliest of the spouse's death or the Annuity Start Date or receive the death benefit proceeds.

   For any Designated Beneficiary other than a surviving spouse, only those options may be chosen that provide for complete distribution of such Owner's interest in the Contract within five years of the death of the Owner. If the Designated Beneficiary is a natural person, that person alternatively can elect to begin receiving annuity payments within one year of the Owner's death over a period not extending beyond his or her life or life expectancy. If the Owner of the Contract is not a natural person, these distribution rules are applicable upon the death of or a change in the primary Annuitant.

   For Contracts issued in connection with Qualified Plans, the terms of the particular Qualified Plan and the Internal Revenue Code should be reviewed with respect to limitations or restrictions on distributions following the death of the Owner or Annuitant. Because the rules applicable to Qualified Plans are extremely complex, a competent tax adviser should be consulted.

DEATH OF THE ANNUITANT -- If the Annuitant dies prior to the Annuity Start Date, and the Owner is a natural person and is not the Annuitant, no death benefit proceeds will be payable under the Contract. The Owner may name a new Annuitant within 30 days of the Annuitant's death. If a new Annuitant is not named, Security Benefit will designate the Owner as Annuitant. On the death of the Annuitant after the Annuity Start Date, any guaranteed payments remaining unpaid will continue to be paid to the Designated Beneficiary pursuant to the Annuity Option in force at the date of death.

CHARGES AND DEDUCTIONS

CONTINGENT DEFERRED SALES CHARGE -- Security Benefit does not deduct sales charges from purchase payments before allocating them to Contract Value. However, except as set forth below, Security Benefit may assess a contingent deferred sales charge (which may also be referred to as a withdrawal charge) on a full or partial withdrawal, including systematic withdrawals, depending on how long your purchase payments have been held under the Contract.

   Security Benefit will waive the withdrawal charge on withdrawals to the extent that total withdrawals in a Contract Year, including systematic withdrawals, do not exceed the Free Withdrawal amount. The Free Withdrawal amount is equal in the first Contract Year, to 10 percent of purchase payments made during the year and for any subsequent Contract Year, to 10 percent of Contract Value as of the first day of that Contract Year.

   The withdrawal charge applies to the portion of any withdrawal, consisting of Purchase Payments and corresponding Credit Enhancements, that exceeds the Free Withdrawal amount. The withdrawal charge does not apply to withdrawals of earnings. For the purpose of determining any withdrawal charge, Security Benefit deems any withdrawals that are subject to the withdrawal charge to be made first from purchase payments and a proportionate amount of the applicable Credit Enhancement, then from earnings. Free withdrawal amounts do not reduce purchase payments and Credit Enhancements for the purpose of determining future withdrawal charges.

   The amount of the charge will depend on how long your purchase payments have been held under the Contract. Each purchase payment you make and its corresponding credit enhancement is considered to have a certain "age," depending on the length of time since the purchase payment was effective. A purchase payment is "age one" in the year beginning on the date the purchase payment is received by Security Benefit and increases in age each year thereafter. The withdrawal charge is calculated according to the following schedule:

            --------------------------------------------------------
            PURCHASE PAYMENT AGE (IN YEARS)        WITHDRAWAL CHARGE
            --------------------------------------------------------
                           1                              7%
                           2                              7%
                           3                              6%
                           4                              6%
                           5                              5%
                           6                              5%
                           7                              3%
                       8 and over                         0%
            --------------------------------------------------------

   In no event will the amount of any withdrawal charge, when added to such charge previously assessed against any amount withdrawn from the Contract, exceed 7 percent of purchase payments paid and Credit Enhancements added under the Contract. In addition, no withdrawal charge will be imposed upon: (1) payment of death benefit proceeds; or (2) annuity options that provide for payments for life, or a period of at least 7 years. Subject to insurance department approval, the withdrawal charge also will be waived on a full or partial withdrawal if the Owner has been diagnosed with a terminal illness, or upon confinement to a hospital or qualified skilled nursing facility for 90 consecutive days or more. See "Waiver of Withdrawal Charge," below. Security Benefit will assess the withdrawal charge against the Subaccounts and the Fixed Account in the same proportion as the withdrawal proceeds are allocated.

   Security Benefit pays sales commissions to broker-dealers and other expenses associated with the promotion and sales of the Contracts. The withdrawal charge is designed to reimburse Security Benefit for these costs, although it is expected that actual expenses will be greater than the amount of the charge. To the extent that all sales expenses are not recovered from the charge, such expenses may be recovered from other charges, including amounts derived indirectly from the charge for mortality and expense risk. Broker-dealers may receive aggregate commissions of up to 5 percent of aggregate purchase payments. Aggregate commission calculations do not include Credit Enhancements. Security Benefit also may pay override payments, expense allowances, bonuses, wholesaler fees and training allowances. Registered representatives earn commissions from the broker-dealers with which they are affiliated and such arrangements will vary.

WAIVER OF WITHDRAWAL CHARGE -- Security Benefit will waive the withdrawal charge on any full or partial withdrawal in the event of confinement of the Owner to a hospital or nursing facility or diagnosis of a terminal illness, as discussed below.

   Security Benefit will waive the withdrawal charge in the event of confinement to a hospital or nursing facility, provided the following conditions are met:
(1) the Contractowner has been confined to a "hospital" or "qualified skilled nursing facility" (as defined on page 5) for at least 90 consecutive days prior to the date of the withdrawal; (2) the Contractowner is so confined when Security Benefit receives the waiver request and became so confined after the date the Contract was issued; and (3) the request for waiver submitted to Security Benefit is accompanied by a properly completed claim form which may be obtained from Security Benefit and a written physician's statement acceptable to Security Benefit certifying that such confinement is a medical necessity and is due to illness or infirmity.

   Security Benefit will waive the surrender charge due to terminal illness provided the following conditions are met: (1) the Contractowner has been diagnosed by a licensed physician with a "terminal illness" (as defined on page
5); (2) such illness was first diagnosed after the Contract was issued; and (3) a request for waiver is submitted to Security Benefit accompanied by a properly completed claim form that may be obtained from Security Benefit and a written statement by a licensed physician certifying that the Owner has been diagnosed with a terminal illness and the date such diagnosis was first made.

   In the event of a withdrawal under these terms you would forfeit all or part of any Credit Enhancements applied during the 12 months preceding the withdrawal. The amount of Credit Enhancements to be forfeited is a percentage determined by dividing the amount of the withdrawal by the total purchase payments made in the 12 months preceding the withdrawal. For example a withdrawal of $50,000 relative to $100,000 in Purchase Payments made in the 12 months preceding the withdrawal would result in forfeiture of 50 percent of the Credit Enhancements applied during that 12-month period. The maximum percentage that may be forfeited is 100 percent of Credit Enhancements earned during the 12 months preceding the withdrawal.

   Security Benefit reserves the right to have the Contractowner examined by a physician of its choice and at its expense to determine if the Contractowner is eligible for a waiver. The waivers are not available in certain states pending department of insurance approval. If a waiver is later approved by the insurance department of a state, Security Benefit intends to make the waiver available to all Contractowners in that state at that time, but there can be no assurance that the waiver will be approved. The terminal illness waiver is not available to Contractholders residing in New Jersey. Prospective Contractowners should contact their agent concerning availability of the waivers in their state.

MORTALITY AND EXPENSE RISK CHARGE -- Security Benefit deducts a daily charge from the assets of each Subaccount for mortality and expense risks assumed by Security Benefit under the Contracts. The charge is equal to an annual rate of
1.25 percent of each Subaccount's average daily net assets. This amount is intended to compensate Security Benefit for certain mortality and expense risks Security Benefit assumes in offering and administering the Contracts and in operating the Subaccounts.

   The expense risk is the risk that Security Benefit's actual expenses in issuing and administering the Contracts and operating the Subaccounts will be more than the charges assessed for such expenses. The mortality risk borne by Security Benefit is the risk that Annuitants, as a group, will live longer than Security Benefit's actuarial tables predict. In this event, Security Benefit guarantees that annuity payments will not be affected by a change in mortality experience that results in the payment of greater annuity income than assumed under the Annuity Options in the Contract. Security Benefit also assumes a mortality risk in connection with the death benefit under the Contract.

   Security Benefit may ultimately realize a profit from this charge to the extent it is not needed to cover mortality and administrative expenses, but Security Benefit may realize a loss to the extent the charge is not sufficient. Security Benefit may use any profit derived from this charge for any lawful purpose, including distribution expenses.

ADMINISTRATION CHARGE -- Security Benefit deducts a daily administration charge equal to an annual rate of .15 percent of each Subaccount's average daily net assets. The purpose of this charge is to reimburse Security Benefit for the expenses associated with administration of the Contracts and operation of the Subaccounts.

ACCOUNT ADMINISTRATION CHARGE -- Security Benefit deducts an account administration charge of $30.00 at each calendar year end. Security Benefit will waive the charge if your Contract Value is $50,000 or more on the date the charge is to be deducted. Security Benefit will deduct a pro rata account administration charge (1) upon a full withdrawal; (2) when the contract has been in force for less than a full calendar year; (3) upon the Annuity Start Date if one of the Annuity Options 1 through 4, 7 or 8 is chosen; and (4) upon payment of a death benefit. The purpose of the charge is to reimburse Security Benefit for the expenses associated with administration of the Contracts.

PREMIUM TAX CHARGE -- Various states and municipalities impose a tax on premiums on annuity contracts received by insurance companies. Whether or not a premium tax is imposed will depend upon, among other things, the Owner's state of residence, the Annuitant's state of residence, and the insurance tax laws and Security Benefit's status in a particular state. Security Benefit assesses a premium tax charge to reimburse itself for premium taxes that it incurs in connection with a Contract. Security Benefit currently deducts this charge upon the Annuity Start Date or upon full or partial withdrawal if a premium tax was incurred and is not refundable. Security Benefit reserves the right to deduct premium taxes when due or any time thereafter. Premium tax rates currently range from 0 percent to 3.5 percent, but are subject to change by a governmental entity.

OTHER CHARGES -- Security Benefit may charge the Separate Account or the Subaccounts for the federal, state, or local taxes incurred by Security Benefit that are attributable to the Separate Account or the Subaccounts, or to the operations of Security Benefit with respect to the Contracts, or that are attributable to payment of premiums or acquisition costs under the Contracts. No such charge is currently assessed. See "Tax Status of Security Benefit and the Separate Account" and "Charge for Security Benefit Taxes."

VARIATIONS IN CHARGES -- Security Benefit may reduce or waive the amount of the contingent deferred sales charge and administrative charge for a Contract where the expenses associated with the sale of the Contract or the administrative and maintenance costs associated with the Contract are reduced for reasons such as the amount of the initial purchase payment or projected purchase payments or the Contract is sold in connection with a group or sponsored arrangement.

GUARANTEE OF CERTAIN CHARGES -- Security Benefit guarantees that: (1) the charge for mortality and expense risks will not exceed an annual rate of 1.25 percent of each Subaccount's average daily net assets; (2) the administration charge will not exceed an annual rate of .15 percent of each Subaccount's average daily net assets; and (3) the account administration charge will not exceed $30 per year.

SBL FUND EXPENSES -- Each Subaccount of the Separate Account purchases shares at the net asset value of the corresponding Series of SBL Fund. Each Series' net asset value reflects the investment advisory fee and other expenses that are deducted from the assets of the Series. These fees and expenses are not deducted from the Subaccounts, but are paid from the assets of the corresponding Series. As a result, the Owner indirectly bears a pro rata portion of such fees and expenses. The advisory fees and other expenses, if any, which are more fully described in SBL Fund's prospectus, are not specified or fixed under the terms of the Contract.

ANNUITY PERIOD

GENERAL -- You select the Annuity Start Date at the time of application. The Annuity Start Date may not be prior to the third annual Contract anniversary and may not be deferred beyond the Annuitant's 90th birthday, although the terms of a Qualified Plan and the laws of certain states may require that you start annuity payments at an earlier age. If you do not select an Annuity Start Date, the Annuity Start Date will be the later of the Annuitant's 70th birthday or the tenth annual Contract Anniversary. See "Selection of an Option," page 26. If there are Joint Annuitants, the birthdate of the older Annuitant will be used to determine the latest Annuity Start Date.

   On the Annuity Start Date, the proceeds under the Contract will be applied to provide an annuity under one of the options described below. Each option is available in two forms--either as a variable annuity for use with the Subaccounts or as a fixed annuity for use with the Fixed Account. A combination variable and fixed annuity is also available. Variable annuity payments will fluctuate with the investment performance of the applicable Subaccounts while fixed annuity payments will not. Unless you direct otherwise, proceeds derived from Contract Value allocated to the Subaccounts will be applied to purchase a variable annuity and proceeds derived from Contract Value allocated to the Fixed Account will be applied to purchase a fixed annuity. The proceeds under the Contract will be equal to your Contract Value in the Subaccounts and the Fixed Account as of the Annuity Start Date, reduced by any applicable premium taxes and withdrawal charges, any outstanding Contract Debt and, for Options 1 through 4, 7 and 8, a pro rata account administration charge, if applicable.

   The Contracts provide for eight Annuity Options. Security Benefit may make other Annuity Options available upon request. Annuity payments under Annuity Options 1 through 4, 7 and 8 are based upon annuity rates that vary with the Annuity Option selected. In the case of Options 1 through 4 and 8, the annuity rates will vary based on the age and sex of the Annuitant, except that unisex rates are available where required by law. The annuity rates reflect your life expectancy based upon your age as of the Annuity Start Date and your gender, unless unisex rates apply. The annuity rates are based upon the 1983(a) mortality table and are adjusted to reflect an assumed interest rate of 3.5 percent, compounded annually. In the case of Options 5 and 6 as described below, annuity payments are based upon Contract Value without regard to annuity rates. If no Annuity Option has been selected, annuity payments will be made to the Annuitant under an automatic option which shall be an annuity payable during the lifetime of the Annuitant with payments guaranteed to be made for 120 months under Option 2.

   Annuity Options 1 through 4 and 8 provide for payments to be made during the lifetime of the Annuitant. Annuity payments under such options cease in the event of the Annuitant's death, unless the option provides for a guaranteed minimum number of payments, for example a life income with guaranteed payments of 5, 10, 15 or 20 years. The level of annuity payments will be greater for shorter guaranteed periods and less for longer guaranteed periods. Similarly, payments will be greater for life annuities than for joint and survivor annuities, because payments for life annuities are expected to be made for a shorter period.

   You  may  elect  to  receive  annuity  payments  on  a  monthly,   quarterly,
semiannual, or annual basis, although no payments will be made for less than $100. If the frequency of payments selected would result in payments of less than $100, Security Benefit reserves the right to change the frequency.

   You may designate or change an Annuity Start Date, Annuity Option, or Annuitant, provided proper written notice is received by Security Benefit at its Home Office at least 30 days prior to the Annuity Start Date set forth in the Contract. The date selected as the new Annuity Start Date must be at least 30 days after the date written notice requesting a change of Annuity Start Date is received at Security Benefit's Home Office.

   Once annuity payments have commenced under Annuity Options 1 through 4 and 8, an Annuitant or Owner cannot change the Annuity Option and cannot surrender his or her annuity and receive a lump-sum settlement in lieu thereof. Under Annuity Options 5 through 7, full or partial withdrawals may be made after the Annuity Start Date, subject to any applicable withdrawal charge. The Contract specifies annuity tables for Annuity Options 1 through 4, 7 and 8, described below. The tables contain the guaranteed minimum dollar amount (per $1,000 applied) of the FIRST annuity payment for a variable annuity and each annuity payment for a fixed annuity.

ANNUITY OPTIONS --

   OPTION 1 -- LIFE INCOME. Periodic annuity payments will be made during the lifetime of the Annuitant. It is possible under this Option for any Annuitant to receive only one annuity payment if the Annuitant's death occurred prior to the due date of the second annuity payment, two if death occurred prior to the due date of the third annuity payment, etc. THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS WILL CEASE UPON THE DEATH OF THE ANNUITANT REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

   OPTION 2 -- LIFE INCOME WITH GUARANTEED PAYMENTS OF 5, 10, 15 OR 20 YEARS. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that if, at the death of the Annuitant, payments have been made for less than a stated period, which may be five, ten, fifteen or twenty years, as elected by the Owner, annuity payments will be continued during the remainder of such period to the Designated Beneficiary. Upon the Annuitant's death after the period certain, no further annuity payments will be made.

   OPTION 3 -- LIFE WITH INSTALLMENT OR UNIT REFUND OPTION. Periodic annuity payments will be made during the lifetime of the Annuitant with the promise that, if at the death of the Annuitant, the number of payments that has been made is less than the number determined by dividing the amount applied under this Option by the amount of the first payment, annuity payments will be continued to the Designated Beneficiary until that number of payments has been made.

   OPTION 4 -- JOINT AND LAST SURVIVOR. Annuity payments will be made as long as either Annuitant is living. Upon the death of one Annuitant, Annuity Payments continue to the surviving Annuitant at the same or a reduced level of 75 percent, 66 2/3 percent or 50 percent of Annuity Payments as elected by the Owner at the time the Annuity Option is selected. With respect to Fixed Annuity Payments, the amount of the Annuity Payment, and with respect to Variable Annuity Payments, the number of Annuity Units used to determine the Annuity Payment, is reduced as of the first Annuity Payment following the Annuitant's death. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTION 1, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

   OPTION 5 -- PAYMENTS FOR SPECIFIED PERIOD. Periodic annuity payments will be made for a fixed period, which may be from 5 to 20 years, as elected by the Owner. If, at the death of all Annuitants, payments have been made for less than the selected fixed period, the remaining unpaid payments will be paid to the Designated Beneficiary.

   OPTION 6 -- PAYMENTS OF A SPECIFIED AMOUNT. Periodic annuity payments of the amount elected by the Owner will be made until Contract Value is exhausted, with the guarantee that, if, at the death of all Annuitants, all guaranteed payments have not yet been made, the remaining unpaid payments will be paid to the Designated Beneficiary.

   OPTION 7 -- PERIOD CERTAIN. Periodic annuity payments will be made for a stated period which may be 5, 10, 15 or 20 years, as elected by the Owner. If the Annuitant dies prior to the end of the period, the remaining payments will be made to the Designated Beneficiary.

   OPTION 8 -- JOINT AND CONTINGENT SURVIVOR OPTION. Periodic annuity payments will be made during the life of the primary Annuitant. Upon the death of the primary Annuitant, payments will be made to the contingent Annuitant during his or her life. If the contingent Annuitant is not living upon the death of the Primary Annuitant, no payments will be made to the contingent Annuitant. It is possible under this Option for only one annuity payment to be made if both Annuitants died prior to the second annuity payment due date, two if both died prior to the third annuity payment due date, etc. AS IN THE CASE OF OPTIONS 1 AND 4, THERE IS NO MINIMUM NUMBER OF PAYMENTS GUARANTEED UNDER THIS OPTION. PAYMENTS CEASE UPON THE DEATH OF THE LAST SURVIVING ANNUITANT, REGARDLESS OF THE NUMBER OF PAYMENTS RECEIVED.

   VALUE OF VARIABLE ANNUITY PAYMENTS: ASSUMED INTEREST RATE. The annuity tables in the Contract which are used to calculate variable annuity payments for Annuity Options 1 through 4, 7 and 8 are based on an "assumed interest rate" of 3 1/2 percent, compounded annually. Variable annuity payments generally increase or decrease from one annuity payment date to the next based upon the performance of the applicable Subaccounts during the interim period adjusted for the assumed interest rate. If the performance of the Subaccount selected is equal to the assumed interest rate, the annuity payments will remain constant. If the performance of the Subaccounts is greater than the assumed interest rate, the annuity payments will increase and if it is less than the assumed interest rate, the annuity payments will decline. A higher assumed interest rate would mean a higher initial annuity payment but the amount of the annuity payment would increase more slowly in a rising market (or the amount of the annuity payment would decline more rapidly in a declining market). A lower assumption would have the opposite effect.

SELECTION OF AN OPTION -- You should carefully review the Annuity Options with your financial or tax advisers. For Contracts used in connection with a Qualified Plan, reference should be made to the terms of the particular plan and the requirements of the Internal Revenue Code for pertinent limitations respecting annuity payments and other matters. For instance, Qualified Plans generally require that annuity payments begin no later than April 1 of the calendar year following the year in which the Annuitant reaches age 70 1/2. In addition, under Qualified Plans, the period elected for receipt of annuity payments under Annuity Options (other than Life Income) generally may be no longer than the joint life expectancy of the Annuitant and beneficiary in the year that the Annuitant reaches age 70 1/2, and must be shorter than such joint life expectancy if the beneficiary is not the Annuitant's spouse and is more than ten years younger than the Annuitant. For Non-Qualified Plans, SBL does not allow annuity payments to be deferred beyond the Annuitant's 90th birthday.

THE FIXED ACCOUNT

   You may  allocate  all or a portion of your  purchase  payments  and transfer
Contract Value to the Fixed Account. Purchase payments allocated to the Fixed Account will earn Credit Enhancements on the same basis as those allocated to the Subaccounts. Amounts allocated to the Fixed Account become part of Security Benefit's General Account, which supports Security Benefit's insurance and annuity obligations. The General Account is subject to regulation and supervision by the Kansas Department of Insurance and is also subject to the insurance laws and regulations of other jurisdictions in which the Contract is distributed. In reliance on certain exemptive and exclusionary provisions, interests in the Fixed Account have not been registered as securities under the Securities Act of 1933 (the "1933 Act") and the Fixed Account has not been registered as an investment company under the Investment Company Act of 1940 (the "1940 Act"). Accordingly, neither the Fixed Account nor any interests therein are generally subject to the provisions of the 1933 Act or the 1940 Act. Security Benefit has been advised that the staff of the SEC has not reviewed the disclosure in this Prospectus relating to the Fixed Account. This disclosure, however, may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of statements made in the Prospectus. This Prospectus is generally intended to serve as a disclosure document only for aspects of a Contract involving the Separate Account and contains only selected information regarding the Fixed Account. For more information regarding the Fixed Account, see "The Contract," page 16.

   Amounts allocated to the Fixed Account become part of the General Account of Security Benefit, which consists of all assets owned by Security Benefit other than those in the Separate Account and other separate accounts of Security Benefit. Subject to applicable law, Security Benefit has sole discretion over investment of the assets of its General Account.

INTEREST -- Contract Value allocated to the Fixed Account earns interest at a fixed rate or rates that are paid by Security Benefit. The Contract Value in the Fixed Account earns interest at an interest rate that is guaranteed to be at least an annual effective rate of 3 percent which will accrue daily ("Guaranteed Rate"). Such interest will be paid regardless of the actual investment experience of the Fixed Account. In addition, Security Benefit may in its discretion pay interest at a rate ("Current Rate") that exceeds the Guaranteed Rate. Security Benefit will determine the Current Rate, if any, from time to time.

   Contract Value allocated or transferred to the Fixed Account will earn interest at the Current Rate, if any, in effect on the date such portion of Contract Value is allocated or transferred to the Fixed Account. The Current Rate paid on any such portion of Contract Value allocated or transferred to the Fixed Account will be guaranteed for rolling periods of one or more years (each a "Guarantee Period"). Security Benefit currently offers only Guarantee Periods of one year. Upon expiration of any Guarantee Period, a new Guarantee Period of the same duration begins with respect to that portion of Contract Value which will earn interest at the Current Rate, if any, declared on the first day of the new Guarantee Period.

   Contract Value allocated or transferred to the Fixed Account at one point in time may be credited with a different Current Rate than amounts allocated or transferred to the Fixed Account at another point in time. For example, amounts allocated to the Fixed Account in June may be credited with a different current rate than amounts allocated to the Fixed Account in July. In addition, if Guarantee Periods of different durations are offered, Contract Value allocated or transferred to the Fixed Account for a Guarantee Period of one duration may be credited with a different Current Rate than amounts allocated or transferred to the Fixed Account for a Guarantee Period of a different duration. Therefore, at any time, various portions of your Contract Value in the Fixed Account may be earning interest at different Current Rates depending upon the point in time such portions were allocated or transferred to the Fixed Account and the duration of the Guarantee Period. Security Benefit bears the investment risk for the Contract Value allocated to the Fixed Account and for paying interest at the Guaranteed Rate on amounts allocated to the Fixed Account.

   For purposes of determining the interest rates to be credited on Contract Value in the Fixed Account, withdrawals, or transfers from the Fixed Account will be deemed to be taken in the following order: (1) from any portion of Contract Value allocated to the Fixed Account for which the Guarantee Period expires during the calendar month in which the withdrawal, loan, or transfer is effected; (2) then in the order beginning with that portion of such Contract Value which has the longest amount of time remaining before the end of its Guarantee Period and (3) ending with that portion which has the least amount of time remaining before the end of its Guarantee Period. For more information about transfers and withdrawals from the Fixed Account, see "Transfers and Withdrawals From the Fixed Account," below.

DEATH BENEFIT -- The death benefit under the Contract will be determined in the same fashion for a Contract that has Contract Value in the Fixed Account as for a Contract that has Contract Value allocated to the Subaccounts. See "Death Benefit," page 21.

CONTRACT CHARGES -- Premium taxes and the account administration and withdrawal charges will be the same for Contractowners who allocate purchase payments or transfer Contract Value to the Fixed Account as for those who allocate purchase payments or transfer Contract Value to the Subaccounts. The charges for mortality and expense risks and the administration charge will not be assessed against the Fixed Account, and any amounts that Security Benefit pays for income taxes allocable to the Subaccounts will not be charged against the Fixed Account. In addition, you will not pay directly or indirectly the investment advisory fees and operating expenses of the SBL Fund to the extent Contract Value is allocated to the Fixed Account; however, you also will not participate in the investment experience of the Subaccounts.

TRANSFERS AND WITHDRAWALS FROM THE FIXED ACCOUNT -- You may transfer amounts from the Subaccounts to the Fixed Account and from the Fixed Account to the Subaccounts, subject to the following limitations. Transfers from the Fixed Account are allowed only (1) during the calendar month in which the applicable Guarantee Period expires, (2) pursuant to the Dollar Cost Averaging Option, provided that such transfers are scheduled to be made over a period of not less than one year, and (3) pursuant to the Asset Reallocation Option, provided that, upon receipt of the Asset Reallocation Request, Contract Value is allocated among the Fixed Account and the Subaccounts in the percentages selected by the Contractowner without violating the restrictions on transfers from the Fixed Account set forth in (1) above. Accordingly, if you desire to implement the Asset Reallocation Option, you should do so at a time when Contract Value may be transferred from the Fixed Account to the Subaccounts without violating the restrictions on transfers from the Fixed Account. Once you implement an Asset Reallocation Option, the restrictions on transfers will not apply to transfers made pursuant to the Option.

   The minimum amount that you may transfer from the Fixed Account to the Subaccounts is the lesser of (i) $500 or (ii) the amount of Contract Value for which the Guarantee Period expires in the calendar month that the transfer is effected. Transfers of Contract Value pursuant to the Dollar Cost Averaging and Asset Reallocation Options are not currently subject to any minimums. The Company reserves the right to limit the number of transfers permitted each Contract Year to 14 transfers, to suspend transfers and to limit the amount that may be subject to transfers.

   If purchase payments are allocated (except purchase payments made pursuant to an Automatic Investment Program), or Contract Value is transferred, to the Fixed Account, any transfers from the Fixed Account in connection with the Dollar Cost Averaging or Asset Reallocation Options will automatically terminate as of the date of such purchase payment or transfer. You may reestablish Dollar Cost Averaging or Asset Reallocation by submitting a written request to Security Benefit. However, if for any reason a Dollar Cost Averaging option is canceled, you may only reestablish the option after the expiration of the next monthly or quarterly anniversary that corresponds to the period selected in establishing the option.

   You may also make full or partial withdrawals to the same extent as if you had allocated Contract Value to the Subaccounts. However, no partial withdrawal request will be processed which would result in the withdrawal of Contract Value from the Loan Account. See "Full and Partial Withdrawals," page 19 and "Systematic Withdrawals," page 20. In addition, to the same extent as Contractowners with Contract Value in the Subaccounts, the Owner of a Contract used in connection with a Qualified Plan may obtain a loan if so permitted under the terms of the Qualified Plan. See "Loans," page 29.

PAYMENTS FROM THE FIXED ACCOUNT -- Full and partial withdrawals, loans, and transfers from the Fixed Account may be delayed for up to six months after a written request in proper form is received by Security Benefit at its Home Office. During the period of deferral, interest at the applicable interest rate or rates will continue to be credited to the amounts allocated to the Fixed Account. However, payment of any amounts will not be deferred if they are to be used to pay premiums on any policies or contracts issued by Security Benefit.

MORE ABOUT THE CONTRACT

OWNERSHIP -- The Contractowner is the person named as such in the application or in any later change shown in Security Benefit's records. While living, the Contractowner alone has the right to receive all benefits and exercise all rights that the Contract grants or Security Benefit allows. The Owner may be an entity that is not a living person such as a trust or corporation referred to herein as "Non-natural Persons." See "Federal Tax Matters," page 30.

   JOINT OWNERS. The Joint Owners will be joint tenants with rights of survivorship and upon the death of an Owner, the surviving Owner shall be the sole Owner. Any Contract transaction requires the signature of all persons named jointly.

DESIGNATION AND CHANGE OF BENEFICIARY -- The Designated Beneficiary is the person having the right to the death benefit, if any, payable upon the death of the Owner or Joint Owner during the Accumulation Period. The Designated Beneficiary is the first person on the following list who is alive on the date of death of the Owner or the Joint Owner: the Owner; the Joint Owner; the Primary Beneficiary; the Secondary Beneficiary; the Annuitant; or if none of the above are alive, the Owner's estate. The Primary Beneficiary is the individual named as such in the application or any later change shown in Security Benefit's records. The Primary Beneficiary will receive the death benefit of the Contract only if he or she is alive on the date of death of both the Owner and any Joint Owner during the Accumulation Period. Because the death benefit of the Contract goes to the first person on the above list who is alive on the date of death of any Owner, careful consideration should be given to the manner in which the Contract is registered, as well as the designation of the Primary Beneficiary. The Contractowner may change the Primary Beneficiary at any time while the Contract is in force by written request on forms provided by Security Benefit and received by Security Benefit at its Home Office. The change will not be binding on Security Benefit until it is received and recorded at its Home Office. The change will be effective as of the date this form is signed subject to any payments made or other actions taken by Security Benefit before the change is received and recorded. A Secondary Beneficiary may be designated. The Owner may designate a permanent Beneficiary whose rights under the Contract cannot be changed without his or her consent.

   Reference should be made to the terms of a particular Qualified Plan and any applicable law for any restrictions or limitations on the designation of a Beneficiary.

DIVIDENDS -- The Contract does not share in the surplus earnings of Security Benefit, and no dividends will be paid.

PAYMENTS FROM THE SEPARATE ACCOUNT -- Security Benefit will pay any full or partial withdrawal benefit or death benefit proceeds from Contract Value allocated to the Subaccounts, and will effect a transfer between Subaccounts or from a Subaccount to the Fixed Account on the Valuation Date a proper request is received at Security Benefit's Home Office. However, Security Benefit can postpone the calculation or payment of such a payment or transfer of amounts from the Subaccounts to the extent permitted under applicable law, which is currently permissible only for any period:

* During which the New York Stock Exchange is closed other than customary weekend and holiday closings,

* During which trading on the New York Stock Exchange is restricted as determined by the SEC,

* During which an emergency, as determined by the SEC, exists as a result of which (i) disposal of securities held by the Separate Account is not reasonably practicable, or (ii) it is not reasonably practicable to determine the value of the assets of the Separate Account, or

* For such other periods as the SEC may by order permit for the protection of investors.

PROOF OF AGE AND SURVIVAL -- Security Benefit may require proof of age or survival of any person on whose life annuity payments depend.

MISSTATEMENTS -- If you misstate the age or sex of an Annuitant or age of an Owner, the correct amount paid or payable by Security Benefit under the Contract shall be such as the Contract Value would have provided for the correct age or sex (unless unisex rates apply).

LOANS -- If you own a Contract issued in connection with a retirement plan that is qualified under Section 403(b) of the Internal Revenue Code, you may borrow money under your Contract using the Contract Value as the only security for the loan. You may obtain a loan by submitting a proper written request to Security Benefit. A loan must be taken prior to the Annuity Start Date. The minimum loan that may be taken is $1,000. The maximum loan that can be taken is generally equal to the lesser of: (1) $50,000 reduced by the excess of: (a) the highest outstanding loan balance within the preceding 12-month period ending on the day before the date the loan is made; over (b) the outstanding loan balance on the date the loan is made; or (2) 50 percent of the Contract Value or $10,000, whichever is greater. The Internal Revenue Code requires aggregation of all loans made to an individual employee under a single employer plan. However, since Security Benefit has no information concerning outstanding loans with other providers, we will only use information available under annuity contracts issued by us. Reference should be made to the terms of your particular Qualified Plan for any additional loan restrictions.

   When an eligible contractowner takes a loan, Contract Value in an amount equal to the loan amount is transferred from the Subaccounts and/or the Fixed Account into an account called the "Loan Account." Amounts allocated to the Loan Account earn 3 percent, the minimum rate of interest guaranteed under the Fixed Account. In addition, ten percent of the loaned amount will be held in the Fixed Account as security for the loan and will earn the Current Rate.

   Interest will be charged for the loan and will accrue on the loan balance from the effective date of any loan. The loan interest rate will be 5.5 percent. Because the Contract Value maintained in the Loan Account (which will earn 3 percent) will always be equal in amount to the outstanding loan balance, the net cost of a loan is 2.5 percent.

   Loans must be repaid within five years, unless Security Benefit determines that the loan is to be used to acquire your principal residence, in which case the loan must be repaid within 30 years. You must make loan repayments on at least a quarterly basis, and you may prepay your loan at any time. Upon receipt of a loan payment, Security Benefit will transfer Contract Value from the Loan Account to the Fixed Account and/or the Subaccounts according to your current instructions with respect to purchase payments in an amount equal to the amount by which the payment reduces the amount of the loan outstanding.

   If you do not make any required loan payment within 30 days of the due date for loans with a monthly repayment schedule or within 90 days of the due date for loans with a quarterly repayment schedule, your total outstanding loan balance will be deemed to be in default for tax reporting purposes. The entire loan balance, with any accrued interest, will be reported as income to the Internal Revenue Service ("IRS"). Once a loan has gone into default, regularly scheduled payments will not be accepted. No new loans will be allowed while a loan is in default. Interest will continue to accrue on a loan in default and if such interest is not paid by December 31 of each year, it will be added to the outstanding balance of the loan and will be reported to the IRS. Contract Value equal to the amount of the accrued interest will be transferred to the Loan Account. If a loan continues to be in default, the total outstanding balance will be deducted from Contract Value upon the Contractowner's attaining age 59 1/2. The Contract will be automatically terminated if the outstanding loan balance on a loan in default equals or exceeds the Withdrawal Value. The proceeds from the Contract will be used to repay the debt and any applicable withdrawal charge. Because of the adverse tax consequences associated with defaulting on a loan, you should carefully consider your ability to repay the loan and should consult with a tax advisor before requesting a loan.

   While the amount to secure the loan is held in the Loan Account, you forego the investment experience of the Subaccounts and the Current Rate of interest on the Fixed Account. Outstanding Contract Debt will reduce the amount of proceeds paid upon full withdrawal, upon payment of the death benefit, and upon annuitization. In addition, no partial withdrawal will be processed which would result in the withdrawal of Contract Value from the Loan Account.

   You should consult with your tax adviser on the effect of a loan.

   Loans are not available in certain states pending department of insurance approval. If loans are later approved by the insurance department of a state, Security Benefit intends to make loans available to all Owners of 403(b) contracts in that state at that time, but there can be no assurance that loans will be approved. Prospective Contractowners should contact their agent concerning availability of loans in their state.

RESTRICTIONS ON WITHDRAWALS FROM QUALIFIED PLANS -- Generally, a Qualified Plan may not provide for the distribution or withdrawal of amounts accumulated under the Plan until after a fixed number of years, the attainment of a stated age or upon the occurrence of a specific event such as hardship, disability, retirement, death or termination of employment. Therefore, if you own a Contract purchased in connection with a Qualified Plan, you may not be entitled to make a full or partial withdrawal, as described in this Prospectus, unless one of the above-described conditions has been satisfied. For this reason, you should refer to the terms of your particular Qualified Plan, the Internal Revenue Code and other applicable law for any limitation or restriction on distributions and withdrawals, including the 10 percent penalty tax that may be imposed in the event of a distribution from a Qualified Plan before the participant reaches age 59 1/2. See the discussion under "Tax Penalties," page 36.

   Section 403(b) imposes restrictions on certain distributions from tax-sheltered annuity contracts meeting the requirements of Section 403(b). The restrictions apply to tax years beginning on or after January 1, 1989. Section 403(b) requires that distributions from Section 403(b) tax-sheltered annuities that are attributable to employee contributions made after December 31, 1988 under a salary reduction agreement begin only after the employee (i) reaches age 59 1/2, (ii) separates from service, (iii) dies, (iv) becomes disabled, or (v) incurs a hardship. Furthermore, distributions of gains attributable to such contributions accrued after December 31, 1988 may not be made on account of hardship. Hardship, for this purpose, is generally defined as an immediate and heavy financial need, such as paying for medical expenses, the purchase of a residence, or paying certain tuition expenses, that may ONLY be met by the distribution.

   If you own a Contract purchased as a tax-sheltered Section 403(b) annuity contract, you will not, therefore, be entitled to make a full or partial withdrawal, as described in this Prospectus, in order to receive proceeds from the Contract attributable to contributions under a salary reduction agreement or any gains credited to such Contract after December 31, 1988 unless one of the above-described conditions has been satisfied. In the case of transfers of amounts accumulated in a different Section 403(b) contract to this Contract under a Section 403(b) program, the withdrawal constraints described above would not apply to the amount transferred to the Contract attributable to the Owner's December 31, 1988 account balance under the old contract, provided the amounts transferred between contracts qualified as a tax-free exchange under the Internal Revenue Code. An Owner of a Contract may be able to transfer the Contract's Withdrawal Value to certain other investment alternatives meeting the requirements of Section 403(b) that are available under an employer's Section 403(b) arrangement.

   The distribution or withdrawal of amounts under a Contract purchased in connection with a Qualified Plan may result in the receipt of taxable income to the Owner or Annuitant and in some instances may also result in a penalty tax. Therefore, you should carefully consider the tax consequences of a distribution or withdrawal under a Contract and you should consult a competent tax adviser. See "Federal Tax Matters," below.

FEDERAL TAX MATTERS

INTRODUCTION -- The Contract described in this Prospectus is designed for use by individuals in retirements plans which may or may not be Qualified Plans under the provisions of the Internal Revenue Code ("Code"). The ultimate effect of federal income taxes on the amounts held under a Contract, on annuity payments, and on the economic benefits to the Owner, the Annuitant, and the Beneficiary or other payee will depend upon the type of retirement plan, if any, for which the Contract is purchased, the tax and employment status of the individuals involved and a number of other factors. The discussion contained herein and in the Statement of Additional Information is general in nature and is not intended to be an exhaustive discussion of all questions that might arise in connection with a Contract. It is based upon Security Benefit's understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service ("IRS"), and is not intended as tax advice. No representation is made regarding the likelihood of continuation of the present federal income tax laws or of the current interpretations by the IRS or the courts. Future legislation may affect annuity contracts adversely. Moreover, no attempt has been made to consider any applicable state or other laws. Because of the inherent complexity of the tax laws and the fact that tax results will vary according to the particular circumstances of the individual involved and, if applicable, the Qualified Plan, a person should consult with a qualified tax adviser regarding the purchase of a Contract, the selection of an Annuity Option under a Contract, the receipt of annuity payments under a Contract or any other transaction involving a Contract. SECURITY BENEFIT DOES NOT MAKE ANY GUARANTEE REGARDING THE TAX STATUS OF, OR TAX CONSEQUENCES ARISING FROM, ANY CONTRACT OR ANY TRANSACTION INVOLVING THE CONTRACT.

TAX STATUS OF SECURITY BENEFIT AND THE SEPARATE ACCOUNT --

   GENERAL. Security Benefit intends to be taxed as a life insurance company under Part I, Subchapter L of the Code. Because the operations of the Separate Account form a part of Security Benefit, Security Benefit will be responsible for any federal income taxes that become payable with respect to the income of the Separate Account and its Subaccounts.

   CHARGE FOR SECURITY BENEFIT TAXES. A charge may be made for any federal taxes incurred by Security Benefit that are attributable to the Separate Account, the Subaccounts or to the operations of Security Benefit with respect to the Contracts or attributable to payments, premiums, or acquisition costs under the Contracts. Security Benefit will review the question of a charge to the Separate Account, the Subaccounts or the Contracts for Security Benefit's federal taxes periodically. Charges may become necessary if, among other reasons, the tax treatment of Security Benefit or of income and expenses under the Contracts is ultimately determined to be other than what Security Benefit currently believes it to be, if there are changes made in the federal income tax treatment of variable annuities at the insurance company level, or if there is a change in Security Benefit's tax status.

   Under current laws, Security Benefit may incur state and local taxes (in addition to premium taxes) in several states. At present, these taxes are not significant. If there is a material change in applicable state or local tax laws, Security Benefit reserves the right to charge the Separate Account or the Subaccounts for such taxes, if any, attributable to the Separate Account or Subaccounts.

   DIVERSIFICATION STANDARDS. Each Series of the SBL Fund will be required to adhere to regulations adopted by the Treasury Department pursuant to Section 817(h) of the Code prescribing asset diversification requirements for investment companies whose shares are sold to insurance company separate accounts funding variable contracts. Pursuant to these regulations, on the last day of each calendar quarter (or on any day within 30 days thereafter), no more than 55 percent of the total assets of a Series may be represented by any one investment, no more than 70 percent may be represented by any two investments, no more than 80 percent may be represented by any three investments, and no more than 90 percent may be represented by any four investments. For purposes of
Section 817(h), securities of a single issuer generally are treated as one investment but obligations of the U.S. Treasury and each U.S. Governmental agency or instrumentality generally are treated as securities of separate issuers. The Separate Account, through the Series, intends to comply with the diversification requirements of Section 817(h).

   In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable contractowner's gross income. The IRS has stated in published rulings that a variable contractowner will be considered the owner of separate account assets if the contractowner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. The Treasury Department also announced, in connection with the issuance of regulations concerning diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor (i.e., the Contractowner), rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which policyholders may direct their investments to particular subaccounts without being treated as owners of the underlying assets." As of the date of this Prospectus, no such guidance has been issued.

   The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that policyowners were not owners of separate account assets. For example, the Contractowner has additional flexibility in allocating purchase payments and Contract Values. These differences could result in a Contractowner being treated as the owner of a pro rata portion of the assets of the Separate Account. In addition, Security Benefit does not know what standards will be set forth, if any, in the regulations or rulings which the Treasury Department has stated it expects to issue. Security Benefit therefore reserves the right to modify the Contract, as it deems appropriate, to attempt to prevent a Contractowner from being considered the owner of a pro rata share of the assets of the Separate Account. Moreover, in the event that regulations or rulings are adopted, there can be no assurance that the Series will be able to operate as currently described in the Prospectus, or that the SBL Fund will not have to change any Series' investment objective or investment policies.

INCOME TAXATION OF ANNUITIES IN GENERAL--NON-QUALIFIED PLANS -- Section 72 of the Code governs the taxation of annuities. In general, a Contractowner is not taxed on increases in value under an annuity contract until some form of distribution is made under the contract. However, the increase in value may be subject to tax currently under certain circumstances. See "Contracts Owned by Non-Natural Persons" on page 33 and "Diversification Standards" above. Withholding of federal income taxes on all distributions may be required unless a recipient who is eligible elects not to have any amounts withheld and properly notifies Security Benefit of that election.

   SURRENDERS OR WITHDRAWALS PRIOR TO THE ANNUITY START DATE. Code Section 72 provides that amounts received upon a total or partial withdrawal (including systematic withdrawals) from a Contract prior to the Annuity Start Date generally will be treated as gross income to the extent that the cash value of the Contract immediately before the withdrawal (determined without regard to any surrender charge in the case of a partial withdrawal) exceeds the "investment in the contract." The "investment in the contract" is that portion, if any, of purchase payments paid under a Contract less any distributions received previously under the Contract that are excluded from the recipient's gross income. The taxable portion is taxed at ordinary income tax rates. For purposes of this rule, a pledge or assignment of a contract is treated as a payment received on account of a partial withdrawal of a Contract.

   SURRENDERS OR WITHDRAWALS ON OR AFTER THE ANNUITY START DATE. Upon a complete surrender, the receipt is taxable to the extent that the cash value of the Contract exceeds the investment in the Contract. The taxable portion of such payments will be taxed at ordinary income tax rates.

   For fixed annuity payments, the taxable portion of each payment generally is determined by using a formula known as the "exclusion ratio," which establishes the ratio that the investment in the Contract bears to the total expected amount of annuity payments for the term of the Contract. That ratio is then applied to each payment to determine the non-taxable portion of the payment. The remaining portion of each payment is taxed at ordinary income rates. For variable annuity payments, the taxable portion of each payment is determined by using a formula known as the "excludable amount," which establishes the non-taxable portion of each payment. The non-taxable portion is a fixed dollar amount for each payment, determined by dividing the investment in the Contract by the number of payments to be made. The remainder of each variable annuity payment is taxable. Once the excludable portion of annuity payments to date equals the investment in the Contract, the balance of the annuity payments will be fully taxable.

   PENALTY TAX ON CERTAIN SURRENDERS AND WITHDRAWALS. With respect to amounts withdrawn or distributed before the taxpayer reaches age 59 1/2, a penalty tax is imposed equal to 10 percent of the portion of such amount which is includable in gross income. However, the penalty tax is not applicable to withdrawals: (i) made on or after the death of the owner (or where the owner is not an individual, the death of the "primary annuitant," who is defined as the individual the events in whose life are of primary importance in affecting the timing and amount of the payout under the Contract); (ii) attributable to the taxpayer's becoming totally disabled within the meaning of Code Section 72(m)(7); (iii) which are part of a series of substantially equal periodic payments (not less frequently than annually) made for the life (or life expectancy) of the taxpayer, or the joint lives (or joint life expectancies) of the taxpayer and his or her beneficiary; (iv) from certain qualified plans; (v) under a so-called qualified funding asset (as defined in Code Section 130(d));
(vi) under an immediate annuity contract; or (vii) which are purchased by an employer on termination of certain types of qualified plans and which are held by the employer until the employee separates from service.

   If the penalty tax does not apply to a surrender or withdrawal as a result of the application of item (iii) above, and the series of payments are subsequently modified (other than by reason of death or disability), the tax for the first year in which the modification occurs will be increased by an amount (determined by the regulations) equal to the tax that would have been imposed but for item
(iii) above, plus interest for the deferral period, if the modification takes place (a) before the close of the period which is five years from the date of the first payment and after the taxpayer attains age 59 1/2, or (b) before the taxpayer reaches age 59 1/2.

ADDITIONAL CONSIDERATIONS --

   DISTRIBUTION-AT-DEATH RULES. In order to be treated as an annuity contract, a contract must provide the following two distribution rules: (a) if any owner dies on or after the Annuity Start Date, and before the entire interest in the Contract has been distributed, the remainder of the owner's interest will be distributed at least as quickly as the method in effect on the owner's death; and (b) if any owner dies before the Annuity Start Date, the entire interest in the Contract must generally be distributed within five years after the date of death, or, if payable to a designated beneficiary, must be annuitized over the life of that designated beneficiary or over a period not extending beyond the life expectancy of that beneficiary, commencing within one year after the date of death of the owner. If the sole designated beneficiary is the spouse of the deceased owner, the Contract (together with the deferral of tax on the accrued and future income thereunder) may be continued in the name of the spouse as owner.

   Generally, for purposes of determining when distributions must begin under the foregoing rules, where an owner is not an individual, the primary annuitant is considered the owner. In that case, a change in the primary annuitant will be treated as the death of the owner. Finally, in the case of joint owners, the distribution-at-death rules will be applied by treating the death of the first owner as the one to be taken into account in determining generally when distributions must commence, unless the sole Designated Beneficiary is the deceased owner's spouse.

   GIFT OF ANNUITY CONTRACTS. Generally, gifts of non-tax qualified Contracts prior to the Annuity Start Date will trigger tax on the gain on the Contract, with the donee getting a stepped-up basis for the amount included in the donor's income. The 10 percent penalty tax and gift tax also may be applicable. This provision does not apply to transfers between spouses or incident to a divorce.

   CONTRACTS OWNED BY NON-NATURAL PERSONS. If the Contract is held by a non-natural person (for example, a corporation) the income on that Contract (generally the increase in net surrender value less the purchase payments) is includable in taxable income each year. The rule does not apply where the Contract is acquired by the estate of a decedent, where the Contract is held by certain types of retirement plans, where the Contract is a qualified funding asset for structured settlements, where the Contract is purchased on behalf of an employee upon termination of a qualified plan, and in the case of an immediate annuity. An annuity contract held by a trust or other entity as agent for a natural person is considered held by a natural person.

   MULTIPLE CONTRACT RULE. For purposes of determining the amount of any distribution under Code Section 72(e) (amounts not received as annuities) that is includable in gross income, all Non-Qualified annuity contracts issued by the same insurer to the same Contractowner during any calendar year are to be aggregated and treated as one contract. Thus, any amount received under any such contract prior to the contract's Annuity Start Date, such as a partial surrender, dividend, or loan, will be taxable (and possibly subject to the 10 percent penalty tax) to the extent of the combined income in all such contracts.

   In addition, the Treasury Department has broad regulatory authority in applying this provision to prevent avoidance of the purposes of this rule. It is possible that, under this authority, the Treasury Department may apply this rule to amounts that are paid as annuities (on and after the Annuity Start Date) under annuity contracts issued by the same company to the same owner during any calendar year. In this case, annuity payments could be fully taxable (and possibly subject to the 10 percent penalty tax) to the extent of the combined income in all such contracts and regardless of whether any amount would otherwise have been excluded from income because of the "exclusion ratio" under the contract.

   POSSIBLE TAX CHANGES. In recent years, legislation has been proposed that would have adversely modified the federal taxation of certain annuities, and President Clinton's fiscal-year 1999 Budget proposal includes a provision that, if adopted, would impose new taxation on owners of variable annuities. There is always the possibility that the tax treatment of annuities could change by legislation or other means (such as IRS regulations, revenue rulings, and judicial decisions). Moreover, although unlikely, it is also possible that any legislative change could be retroactive (that is, effective prior to the date of such change).

   TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. A transfer of ownership of a Contract, the designation of an Annuitant, Payee or other Beneficiary who is not also the Owner, the selection of certain Annuity Start Dates or the exchange of a Contract may result in certain tax consequences to the Owner that are not discussed herein. An Owner contemplating any such transfer, assignment, selection or exchange should contact a competent tax adviser with respect to the potential effects of such a transaction.

QUALIFIED PLANS -- The Contract may be used with Qualified Plans that meet the requirements of Section 401, 403(b), 408 or 457 of the Code. The tax rules applicable to participants in such Qualified Plans vary according to the type of plan and the terms and conditions of the plan itself. No attempt is made herein to provide more than general information about the use of the Contract with the various types of Qualified Plans. These Qualified Plans may permit the purchase of the Contracts to accumulate retirement savings under the plans. Adverse tax or other legal consequences to the plan, to the participant or to both may result if this Contract is assigned or transferred to any individual as a means to provide benefit payments, unless the plan complies with all legal requirements applicable to such benefits prior to transfer of the Contract. Contractowners, Annuitants, and Beneficiaries, are cautioned that the rights of any person to any benefits under such Qualified Plans may be subject to the terms and conditions of the plans themselves or limited by applicable law, regardless of the terms and conditions of the Contract issued in connection therewith. For example, Security Benefit may accept beneficiary designations and payment instructions under the terms of the Contract without regard to any spousal consents that may be required under the Employee Retirement Income Security Act of 1974 (ERISA). Consequently, a Contractowner's Beneficiary designation or elected payment option may not be enforceable.

   The amounts that may be contributed to Qualified Plans are subject to limitations that vary depending on the type of Plan. In addition, early distributions from most Qualified Plans may be subject to penalty taxes, or in the case of distributions of amounts contributed under salary reduction agreements, could cause the Plan to be disqualified. Furthermore, distributions from most Qualified Plans are subject to certain minimum distribution rules. Failure to comply with these rules could result in disqualification of the Plan or subject the Owner or Annuitant to penalty taxes. As a result, the minimum distribution rules may limit the availability of certain Annuity Options to certain Annuitants and their beneficiaries. These requirements may not be incorporated into Security Benefit's Contract administration procedures. Owners, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the Contracts comply with applicable law.

   The following are brief descriptions of the various types of Qualified Plans and the use of the Contract therewith:

   SECTION 401. Code Section 401 permits employers to establish various types of retirement plans (e.g., pension, profit sharing and 401(k) plans) for their employees. For this purpose, self-employed individuals (proprietors or partners operating a trade or business) are treated as employees and therefore eligible to participate in such plans. Retirement plans established in accordance with
Section 401 may permit the purchase of Contracts to provide benefits thereunder.

   In order for a retirement plan to be "qualified" under Code Section 401, it must: (i) meet certain minimum standards with respect to participation, coverage and vesting; (ii) not discriminate in favor of "highly compensated" employees;
(iii) provide  contributions or benefits that do not exceed certain limitations;
(iv) prohibit the use of plan assets for purposes other than the exclusive benefit of the employees and their beneficiaries covered by the plan; (v) provide for distributions that comply with certain minimum distribution requirements; (vi) provide for certain spousal survivor benefits; and (vii) comply with numerous other qualification requirements.

   A retirement plan qualified under Code Section 401 may be funded by employer contributions, employee contributions or a combination of both. Plan participants are not subject to tax on employer contributions until such amounts are actually distributed from the plan. Depending upon the terms of the particular plan, employee contributions may be made on a pre-tax or after-tax basis. In addition, plan participants are not taxed on plan earnings derived from either employer or employee contributions until such earnings are distributed.

   Each employee's interest in a retirement plan qualified under Code Section 401 must generally be distributed or begin to be distributed not later than April 1 of the calendar year following the later of the calendar year in which the employee reaches age 70 1/2 or retires ("required beginning date"). Periodic distributions must not extend beyond the life of the employee or the lives of the employee and a designated beneficiary (or over a period extending beyond the life expectancy of the employee or the joint life expectancy of the employee and a designated beneficiary).

   If an employee dies before reaching his or her required beginning date, the employee's entire interest in the plan must generally be distributed within five years of the employee's death. However, the five-year rule will be deemed satisfied, if distributions begin before the close of the calendar year following the year of the employee's death to a designated beneficiary and are made over the life of the beneficiary (or over a period not extending beyond the life expectancy of the beneficiary). If the designated beneficiary is the employee's surviving spouse, distributions may be delayed until the employee would have reached age 70 1/2.

   If an employee dies after reaching his or her required beginning date, the employee's interest in the plan must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the employee's death.

   Annuity  payments  distributed  from a retirement  plan qualified  under Code
Section 401 are taxable under Section 72 of the Code. Section 72 provides that the portion of each payment attributable to contributions that were taxable to the employee in the year made, if any, is excluded from gross income as a return of the employee's investment. The portion so excluded is determined by dividing the employee's investment in the plan by (1) the number of anticipated payments determined under a table set forth in Section 72 of the Code or (2) in the case of a contract calling for installment payments, the number of monthly annuity payments under such contract. The portion of each payment in excess of the exclusion amount is taxable as ordinary income. Once the employee's investment has been recovered, the full annuity payment will be taxable. If the employee should die prior to recovering his entire investment, the unrecovered investment will be allowed as a deduction on his final return. If the employee made no contributions that were taxable when made, the full amount of each annuity payment is taxable to him as ordinary income.

   A "lump-sum" distribution from a retirement plan qualified under Code Section 401 is eligible for favorable tax treatment. A "lump-sum" distribution means the distribution within one taxable year of the balance to the credit of the employee which becomes payable: (i) on account of the employee's death, (ii) after the employee attains age 59 1/2, (iii) on account of the employee's termination of employment (in the case of a common law employee only) or (iv) after the employee has become disabled (in the case of a self-employed person only).

   As a general rule, a lump-sum distribution is fully taxable as ordinary income except for an amount equal to the employee's investment, if any, which is recovered tax-free. However, special five-year averaging may be available, provided the employee has reached age 59 1/2 and has not previously elected to use income averaging. (Special five-year averaging has been repealed for distributions after 1999.) Special ten-year averaging and capital-gains treatment may be available to an employee who reached age 50 before 1986.

   Distributions from a retirement plan qualified under Code Section 401 may be eligible for a tax-free rollover to either another qualified retirement plan or to an individual retirement account or annuity (IRA). See "Rollovers" on page 36.

   SECTION 403(B). Code Section 403(b) permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts, and, subject to certain limitations, to exclude the amount of purchase payments from gross income for tax purposes. The Contract may be purchased in connection with a Section 403(b) annuity program.

   Section 403(b) annuities must generally be provided under a plan which meets certain minimum participation, coverage, and nondiscrimination requirements.
Section 403(b) annuities are generally subject to minimum distribution requirements similar to those applicable to retirement plans qualified under
Section 401 of the Code. See "Section 401" on page 34.

   A Section 403(b) annuity contract may be purchased with employer contributions, employee contributions or a combination of both. An employee's rights under a Section 403(b) contract must be nonforfeitable. Numerous limitations apply to the amount of contributions that may be made to a Section 403(b) annuity contract. The applicable limit will depend upon, among other things, whether the annuity contract is purchased with employer or employee contributions.

   Amounts used to purchase Section 403(b) annuities generally are excludable from the taxable income of the employee. As a result, all distributions from such annuities are normally taxable in full as ordinary income to the employee.

   A Section 403(b) annuity contract must prohibit the distribution of employee contributions (including earnings thereon) until the employee: (i) attains age 59 1/2, (ii) terminates employment; (iii) dies; (iv) becomes disabled; or (v) incurs a financial hardship (earnings may not be distributed in the event of hardship).

   Distributions from a Section 403(b) annuity contract may be eligible for a tax-free rollover to either another Section 403(b) annuity contract or to an individual retirement account or annuity (IRA). See "Rollovers" page 36.

   SECTIONS 408 AND 408A. INDIVIDUAL RETIREMENT ANNUITIES. Section 408 of the Code permits eligible individuals to establish individual retirement programs through the purchase of Individual Retirement Annuities ("traditional IRAs"). The Contract may be purchased as an IRA. The IRAs described in this paragraph are called "traditional IRAs" to distinguish them from the new "Roth IRAs" which became available in 1998. (Roth IRAs are described below.)

   IRAs are subject to limitations on the amount that may be contributed, the persons who may be eligible and on the time when distributions must commence. Depending upon the circumstances of the individual, contributions to a traditional IRA may be made on a deductible or non-deductible basis. IRAs may not be transferred, sold, assigned, discounted or pledged as collateral for a loan or other obligation. The annual premium for an IRA may not be fixed and may not exceed $2,000 (except in the case of a rollover contribution). Any refund of premium must be applied to the payment of future premiums or the purchase of additional benefits.

   Sale of the Contract for use with IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain circumstances. See the IRA Disclosure Statement that accompanies this Prospectus.

   In general, traditional IRAs are subject to minimum distribution requirements similar to those applicable to retirement plans qualified under Section 401 of the Code; however, the required beginning date for traditional IRAs is generally the date that the Contractowner reaches age 70 1/2--the Contractowner's retirement date, if any, will not affect his or her required beginning date. See "Section 401" on page 34. Distributions from IRAs are generally taxed under Code
Section 72. Under these rules, a portion of each distribution may be excludable from income. The amount excludable from the individual's income is the amount of the distribution which bears the same ratio as the individual's nondeductible contributions bears to the expected return under the IRA.

   Distributions from a traditional IRA may be eligible for a tax-free rollover to another traditional IRA. In certain cases, a distribution from a traditional IRA may be eligible to be rolled over to a retirement plan qualified under Code
Section 401(a) or a Section 403(b) annuity contract. See "Rollovers" on page 36.

   ROTH IRAS. Section 408A of the Code permits eligible individuals to establish a Roth IRA, a new type of IRA which became available in 1998. The Contract may be purchased as a Roth IRA. Contributions to a Roth IRA are not deductible, but withdrawals that meet certain requirements are not subject to federal income tax. Sale of the contract for use with Roth IRAs may be subject to special requirements imposed by the Internal Revenue Service. Purchasers of the Contract for such purposes will be provided with such supplementary information as may be required by the Internal Revenue Service or other appropriate agency, and will have the right to revoke the Contract under certain requirements. Unlike a traditional IRA, Roth IRAs are not subject to minimum required distribution rules during the Contractowner's lifetime. Generally, however, the amount in a remaining Roth IRA must be distributed by the end of the fifth year after the death of the Contractowner.

   The Internal Revenue Service has not reviewed the Contract for qualification as a Roth IRA and has not addressed in a ruling of general applicability whether a death benefit provision such as the provision in the Contract comports with Roth IRA qualification requirements.

   SECTION 457. Section 457 of the Code permits employees of state and local governments and units and agencies of state and local governments as well as tax-exempt organizations described in Section 501(c)(3) of the Code to defer a portion of their compensation without paying current taxes if those employees are participants in an eligible deferred compensation plan. A Section 457 plan may permit the purchase of Contracts to provide benefits thereunder.

   Although a participant under a Section 457 plan may be permitted to direct or choose methods of investment in the case of a tax-exempt employer sponsor, all amounts deferred under the plan, and any income thereon, remain solely the property of the employer and subject to the claims of its general creditors, until paid to the participant. The assets of a Section 457 plan maintained by a state or local government employer must be held in trust (or custodial account or an annuity contract) for the exclusive benefit of plan participants, who will be responsible for taxes upon distribution. A Section 457 plan must not permit the distribution of a participant's benefits until the participant attains age 70 1/2, terminates employment or incurs an "unforeseeable emergency."

   Section 457 plans are generally subject to minimum distribution requirements similar to those applicable to retirement plans qualified under Section 401 of the Code. See "Section 401" on page 34. Since under a Section 457 plan, contributions are generally excludable from the taxable income of the employee, the full amount received will usually be taxable as ordinary income when annuity payments commence or other distributions are made. Distributions from a Section 457 plan are not eligible for tax-free rollovers.

   ROLLOVERS. A "rollover" is the tax-free transfer of a distribution from one Qualified Plan to another. Distributions which are rolled over are not included in the employee's gross income until some future time.

   If any portion of the balance to the credit of an employee in a Section 401 plan or Section 403(b) plan is paid to the employee in an "eligible rollover distribution" and the employee transfers any portion of the amount received to an "eligible retirement plan," then the amount so transferred is not includable in income. An "eligible rollover distribution" generally means any distribution that is not one of a series of periodic payments made for the life of the distributee or for a specified period of at least ten years. In addition, a required minimum distribution will not qualify as an eligible rollover distribution. A rollover must be completed within 60 days after receipt of the distribution.

   In the case of a Section 401 plan, an "eligible retirement plan" will be another retirement plan qualified under Code Section 401 or an individual retirement account or annuity under Code Section 408. With respect to a Section 403(b) plan, an "eligible retirement plan" will be another Section 403(b) plan or an individual retirement account or annuity described in Code Section 408.

   A Section 401 plan and a Section 403(b) plan must generally provide a participant receiving an eligible rollover distribution, the option to have the distribution transferred directly to another eligible retirement plan.

   The owner of an IRA may make a tax-free rollover of any portion of the IRA. The rollover must be completed within 60 days of the distribution and generally may only be made to another IRA. However, an individual may receive a distribution from his or her IRA and within 60 days roll it over into a retirement plan qualified under Code Section 401(a) if all of the funds in the IRA are attributable to a rollover from a Section 401(a) plan. Similarly, a distribution from an IRA may be rolled over to a Section 403(b) plan only if all of the funds in the IRA are attributable to a rollover from a Section 403(b) annuity.

   TAX PENALTIES. PREMATURE DISTRIBUTION TAX. Distributions from a Qualified Plan before the participant reaches age 59 1/2 are generally subject to an additional tax equal to 10 percent of the taxable portion of the distribution. The 10 percent penalty tax does not apply to distributions: (i) made on or after the death of the employee; (ii) attributable to the employee's disability; (iii) which are part of a series of substantially equal periodic payments made (at least annually) for the life (or life expectancy) of the employee or the joint lives (or joint life expectancies) of the employee and a designated beneficiary and which begin after the employee terminates employment; (iv) made to an employee after termination of employment after reaching age 55; (v) made to pay for certain medical expenses; (vi) that are exempt withdrawals of an excess contribution; (vii) that is rolled over or transferred in accordance with Code requirements; or (viii) that is transferred pursuant to a decree of divorce or separate maintenance or written instrument incident to such a decree.

   The exception to the 10 percent penalty tax described in item (iv) above is not applicable to IRAs. However, distributions from an IRA to unemployed individuals can be made without application of the 10 percent penalty tax to pay health insurance premiums in certain cases. In addition, the 10 percent penalty tax is generally not applicable to distributions from a Section 457 plan. Starting January 1, 1998, there are two additional exceptions to the 10 percent penalty tax on withdrawals from IRAs before age 59 1/2: withdrawals made to pay "qualified" higher education expenses and withdrawals made to pay certain "eligible first-time home buyer expenses."

   MINIMUM DISTRIBUTION TAX. If the amount distributed from a Qualified Plan is less than the minimum required distribution for the year, the participant is subject to a 50 percent tax on the amount that was not properly distributed.

   EXCESS DISTRIBUTION/ACCUMULATION TAX. The penalty tax of 15 percent which was imposed (in addition to any ordinary income tax) on large plan distributions and the "excess retirement accumulations" of an individual has been repealed, effective January 1, 1997.

   WITHHOLDING. Periodic distributions (e.g., annuities and installment payments) from a Qualified Plan that will last for a period of ten or more years are generally subject to voluntary income tax withholding. The amount withheld on such periodic distributions is determined at the rate applicable to wages. The recipient of a periodic distribution may generally elect not to have withholding apply.

   Nonperiodic distributions (e.g., lump sums and annuities or installment payments of less than ten years) from a Qualified Plan (other than IRA and
Section 457 plans) are generally subject to mandatory 20 percent income tax withholding. However, no withholding is imposed if the distribution is transferred directly to another eligible Qualified Plan. Nonperiodic distributions from an IRA are subject to income tax withholding at a flat 10 percent rate. The recipient of such a distribution may elect not to have withholding apply.

   The above description of the federal income tax consequences of the different types of Qualified Plans which may be funded by the Contract offered by this Prospectus is only a brief summary and is not intended as tax advice. The rules governing the provisions of Qualified Plans are extremely complex and often difficult to comprehend. Anything less than full compliance with the applicable rules, all of which are subject to change, may have adverse tax consequences. A prospective Contractowner considering adoption of a Qualified Plan and purchase of a Contract in connection therewith should first consult a qualified and competent tax adviser, with regard to the suitability of the Contract as an investment vehicle for the Qualified Plan.

OTHER INFORMATION

VOTING OF SBL FUND SHARES -- Security Benefit is the legal owner of the shares of SBL Fund held by the Subaccounts. Security Benefit will exercise voting rights attributable to the shares of each Series of the Fund held in the Subaccounts at any regular and special meetings of the shareholders of the Fund on matters requiring shareholder voting under the 1940 Act. In accordance with its view of presently applicable law, Security Benefit will exercise its voting rights based on instructions received from persons having the voting interest in corresponding Subaccounts. However, if the 1940 Act or any regulations thereunder should be amended, or if the present interpretation thereof should change, and as a result Security Benefit determines that it is permitted to vote the shares of the SBL Fund in its own right, it may elect to do so.

   The person having the voting interest under a Contract is the Owner. Unless otherwise required by applicable law, the number of shares of a particular Series as to which voting instructions may be given to Security Benefit is determined by dividing your Contract Value in the corresponding Subaccount on a particular date by the net asset value per share of the Series as of the same date. Fractional votes will be counted. The number of votes as to which voting instructions may be given will be determined as of the same date established by SBL Fund for determining shareholders eligible to vote at the meeting of the Fund. If required by the SEC, Security Benefit reserves the right to determine in a different fashion the voting rights attributable to the shares of SBL Fund. Voting instructions may be cast in person or by proxy.

   Voting rights attributable to your Contract Value in a Subaccount for which no timely voting instructions are received will be voted by Security Benefit in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount. Security Benefit will also exercise the voting rights from assets in each Subaccount that are not otherwise attributable to Contractowners, if any, in the same proportion as the voting instructions that are received in a timely manner for all Contracts participating in that Subaccount. Security Benefit generally will exercise voting rights attributable to shares of the Series of SBL Fund held in its General Account, if any, in the same proportion as votes cast with respect to shares of the Series of the Fund held by the Separate Account and other separate accounts of Security Benefit, in the aggregate.

SUBSTITUTION OF INVESTMENTS -- Security Benefit reserves the right, subject to compliance with the law as then in effect, to make additions to, deletions from, substitutions for, or combinations of the securities that are held by the Separate Account or any Subaccount or that the Separate Account or any Subaccount may purchase. If shares of any or all of the Series of SBL Fund should no longer be available for investment, or if Security Benefit management believes further investment in shares of any or all of the Series of SBL Fund should become inappropriate in view of the purposes of the Contract, Security Benefit may substitute shares of another Series of SBL Fund or of a different fund for shares already purchased, or to be purchased in the future under the Contract. Security Benefit may also purchase, through the Subaccount, other securities for other classes or contracts, or permit a conversion between classes of contracts on the basis of requests made by Owners.

   In connection with a substitution of any shares attributable to an Owner's interest in a Subaccount or the Separate Account, Security Benefit will, to the extent required under applicable law, provide notice, seek Owner approval, seek prior approval of the SEC, and comply with the filing or other procedures established by applicable state insurance regulators.

   Security Benefit also reserves the right to establish additional Subaccounts of the Separate Account that would invest in a new Series of SBL Fund or in shares of another investment company, a series thereof, or other suitable investment vehicle. Security Benefit may establish new Subaccounts in its sole discretion, and will determine whether to make any new Subaccount available to existing Owners. Security Benefit may also eliminate or combine one or more Subaccounts if, in its sole discretion, marketing, tax, or investment conditions so warrant.

   Subject to compliance with applicable law, Security Benefit may transfer assets to the General Account. Security Benefit also reserves the right, subject to any required regulatory approvals, to transfer assets of any Subaccount to another separate account or Subaccount.

   In the event of any such substitution or change, Security Benefit may, by appropriate endorsement, make such changes in these and other contracts as may be necessary or appropriate to reflect such substitution or change. If Security Benefit believes it to be in the best interests of persons having voting rights under the Contracts, the Separate Account may be operated as a management investment company under the 1940 Act or any other form permitted by law. The Separate Account may be deregistered under that Act in the event such registration is no longer required, or it may be combined with other separate accounts of Security Benefit or an affiliate thereof. Subject to compliance with applicable law, Security Benefit also may combine one or more Subaccounts and may establish a committee, board, or other group to manage one or more aspects of the operation of the Separate Account.

CHANGES TO COMPLY WITH LAW AND AMENDMENTS -- Security Benefit reserves the right, without the consent of Owners, to suspend sales of the Contract as presently offered and to make any change to the provisions of the Contracts to comply with, or give Owners the benefit of, any federal or state statute, rule, or regulation, including but not limited to requirements for annuity contracts and retirement plans under the Internal Revenue Code and regulations thereunder or any state statute or regulation.

REPORTS TO OWNERS -- Security Benefit will send you annually a statement setting forth a summary of the transactions that occurred during the year, and indicating the Contract Value as of the end of each year. In addition, the statement will indicate the allocation of Contract Value among the Fixed Account and the Subaccounts and any other information required by law. Security Benefit will also send confirmations upon purchase payments, transfers, loans, loan repayments, and full and partial withdrawals. Security Benefit may confirm certain transactions on a quarterly basis. These transactions include purchases under an Automatic Investment Program, transfers under the Dollar Cost Averaging and Asset Reallocation Options, systematic withdrawals and annuity payments.

   You will also receive an annual and semiannual report containing financial statements for SBL Fund, which will include a list of the portfolio securities of each Series, as required by the 1940 Act, and/or such other reports as may be required by federal securities laws.

TELEPHONE TRANSFER PRIVILEGES -- You may request a transfer of Contract Value and may make changes to an existing Dollar Cost Averaging or Asset Reallocation option by telephone if the Telephone Transfer section of the application or an Authorization for Telephone Requests form ("Telephone Authorization") has been completed, signed, and filed at Security Benefit's Home Office. Security Benefit has established procedures to confirm that instructions communicated by telephone are genuine and will not be liable for any losses due to fraudulent or unauthorized instructions provided it complies with its procedures. Security Benefit's procedures require that any person requesting a transfer by telephone provide the account number and the Owner's tax identification number and such instructions must be received on a recorded line. Security Benefit reserves the right to deny any telephone transfer request. If all telephone lines are busy (which might occur, for example, during periods of substantial market fluctuations), you may not be able to request transfers by telephone and would have to submit written requests.

   By authorizing telephone transfers, you authorize Security Benefit to accept and act upon telephonic instructions for transfers involving your Contract. You agree that neither Security Benefit, any of its affiliates, nor SBL Fund, will be liable for any loss, damages, cost, or expense (including attorneys' fees) arising out of any telephone requests; provided that Security Benefit effects such request in accordance with its procedures. As a result of this policy on telephone requests, you bear the risk of loss arising from the telephone transfer privilege. Security Benefit may discontinue, modify, or suspend the telephone transfer privilege at any time. LEGAL PROCEEDINGS -- There are no legal proceedings pending to which the Separate Account is a party, or which would materially affect the Separate Account.

LEGAL MATTERS -- Amy J. Lee, Esq., Associate General Counsel, Security Benefit, has passed upon legal matters in connection with the issue and sale of the Contracts described in this Prospectus, Security Benefit's authority to issue the Contracts under Kansas law, and the validity of the forms of the Contracts under Kansas law.

PERFORMANCE INFORMATION

   Performance information for the Subaccounts, including the yield and effective yield of the Money Market Subaccount, the yield of the remaining Subaccounts, and the total return of all Subaccounts may appear in advertisements, reports, and promotional literature to current or prospective Owners.

   Current yield for the Money Market Subaccount will be based on income received by a hypothetical investment over a given 7-day period (less expenses accrued during the period), and then "annualized" (i.e., assuming that the 7-day yield would be received for 52 weeks, stated in terms of an annual percentage return on the investment). "Effective yield" for the Money Market Subaccount is calculated in a manner similar to that used to calculate yield, but reflects the compounding effect of earnings.

   For the remaining Subaccounts, quotations of yield will be based on all investment income per Accumulation Unit earned during a given 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of an Accumulation Unit on the last day of the period. Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return on a hypothetical investment in a Contract over a period of one, five, and ten years (or, if less, up to the life of the Subaccount), and will reflect the deduction of the administrative charge, mortality and expense risk charge and contingent deferred sales charge and may simultaneously be shown for other periods.

   Quotations of yield and effective yield do not reflect deduction of the contingent deferred sales charge, and total return figures may be quoted that do not reflect deduction of the charge. If reflected, the performance figures quoted would be lower. Such performance information will be accompanied by total return figures that reflect deduction of the contingent deferred sales charge that would be imposed if Contract Value were withdrawn at the end of the period for which total return is quoted.

   Although the Contracts were not available for purchase until March __, 2000, the underlying investment vehicle of the Separate Account, SBL Fund, has been in existence since May 26, 1977. Performance information for the Subaccounts may also include quotations of total return for periods beginning prior to the availability of the Contracts that incorporate the performance of SBL Fund.

   Performance information for a Subaccount may be compared, in reports and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donaghue Money Market Institutional Averages, the Lehman Brothers Government Corporate Index, the Morgan Stanley Capital International's EAFE Index or other indices measuring performance of a pertinent group of securities so that investors may compare a Subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general or representative of a particular type of security: (ii) other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by other ratings services, companies, publications, or persons who rank separate accounts or other investment products on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

   Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics, and quality of the Series in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future. For a description of the methods used to determine yield and total return for the Subaccounts, see the Statement of Additional Information.

   Reports and promotional literature may also contain other information including (i) the ranking of any Subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, (ii) the effect of tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis, and (iii) Security Benefit's rating or a rating of Security Benefit's claim-paying ability as determined by firms that analyze and rate insurance companies and by nationally recognized statistical rating organizations.

ADDITIONAL INFORMATION

REGISTRATION STATEMENT -- A Registration Statement under the 1933 Act has been filed with the SEC relating to the offering described in this Prospectus. This Prospectus does not include all the information included in the Registration Statement, certain portions of which, including the Statement of Additional Information, have been omitted pursuant to the rules and regulations of the SEC. The omitted information may be obtained at the SEC's principal office in Washington, DC, upon payment of the SEC's prescribed fees and may also be obtained from the SEC's web site (http://www.sec.gov).

FINANCIAL STATEMENTS -- Consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries at December 31, 1999 and 1998 and for each of the three years in the period ended December 31, 1999, and the financial statements of the Separate Account at December 31, 1999 and for each of the two years in the period ended December 31, 1999 are contained in the Statement of Additional Information.

STATEMENT OF ADDITIONAL INFORMATION

   The Statement of Additional Information contains more specific information and financial statements relating to Security Benefit Life Insurance Company and Subsidiaries. The Table of Contents of the Statement of Additional Information is set forth below:

TABLE OF CONTENTS --

                                                                            Page

GENERAL INFORMATION AND HISTORY............................................   1
   Safekeeping of Assets...................................................   1
DISTRIBUTION OF THE CONTRACT...............................................   1
LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS......   1
   Section 401.............................................................   1
   Section 403(b)..........................................................   1
   Section 408.............................................................   2
   Section 457.............................................................   2
EXPERTS....................................................................   3
PERFORMANCE INFORMATION....................................................   3
FINANCIAL STATEMENTS.......................................................   6

                     VARIFLEX EXTRA CREDIT VARIABLE ANNUITY

                       STATEMENT OF ADDITIONAL INFORMATION

                              DATE: MARCH __, 2000

             INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED VARIABLE
                                ANNUITY CONTRACT

                                    ISSUED BY
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                             700 SW HARRISON STREET
                            TOPEKA, KANSAS 66636-0001
                                 1-800-888-2461

                                MAILING ADDRESS:
                     SECURITY BENEFIT LIFE INSURANCE COMPANY
                                 P.O. BOX 750497
                            TOPEKA, KANSAS 66675-0497
                                 1-800-888-2461


This Statement of Additional Information is not a prospectus and should be read in conjunction with the current Prospectus for the Variflex Extra Credit Variable Annuity dated March __, 2000, as it may be supplemented from time to time. A copy of the Prospectus may be obtained from Security Benefit by calling 1-800-888-2461 or by writing P.O. Box 750497, Topeka, Kansas 66675-0497.

                                TABLE OF CONTENTS

                                                                            PAGE

GENERAL INFORMATION AND HISTORY.............................................  3
   Safekeeping of Assets....................................................  3

DISTRIBUTION OF THE CONTRACT................................................  3

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS.......  3
   Section 401..............................................................  3
   Section 403(b)...........................................................  3
   Section 408..............................................................  3
   Section 457..............................................................  4

PERFORMANCE INFORMATION.....................................................  4

FINANCIAL STATEMENTS........................................................  6

GENERAL INFORMATION AND HISTORY

For a description of the Flexible Purchase Payment Deferred Variable Annuity Contract (the "Contract"), Security Benefit Life Insurance Company ("Security Benefit"), and the Variable Annuity Account VIII (the "Separate Account"), see the Prospectus. This Statement of Additional Information contains information that supplements the information in the Prospectus. Defined terms used in this Statement of Additional Information have the same meaning as terms defined in the section entitled "Definitions" in the Prospectus.

SAFEKEEPING OF ASSETS -- Security Benefit is responsible for the safekeeping of the assets of the Subaccounts. These assets, which consist of shares of the Series of SBL Fund in non-certificated form, are held separate and apart from the assets of Security Benefit's General Account and its other separate accounts.

DISTRIBUTION OF THE CONTRACT

Security Distributors, Inc. ("SDI") is Principal Underwriter of the Contract. SDI is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The offering of the Contracts is continuous.

Subject to arrangements with Security Benefit, the Contract is sold by independent broker/dealers who are members of the NASD and who become licensed to sell variable annuities for SBL, and by certain financial institutions. SDI acts as principal underwriter on behalf of Security Benefit for the distribution of the Contract. SDI is not compensated under its Distribution Agreement with Security Benefit.

The compensation payable by SDI under these arrangements may vary, but is not expected to exceed in the aggregate 5% of purchase payments.

LIMITS ON PURCHASE PAYMENTS PAID UNDER TAX-QUALIFIED RETIREMENT PLANS

SECTION 401 -- The applicable annual limits on purchase payments for a Contract used in connection with a retirement plan that is qualified under Section 401 of the Internal Revenue Code depend upon the type of plan. Total purchase payments on behalf of a participant to all defined contribution plans maintained by an employer are limited under Section 415(c) of the Internal Revenue Code to the lesser of (a) $30,000, or (b) 25% of the participant's annual compensation. Salary reduction contributions to a cash-or-deferred arrangement under a profit sharing plan are subject to additional annual limits. Contributions to a defined benefit pension plan are actuarially determined based upon the amount of benefits the participants will receive under the plan formula. The maximum annual benefit any individual may receive under an employer's defined benefit plan is limited under Section 415(b) of the Internal Revenue Code. The limits determined under Section 415(b) and (c) of the Internal Revenue Code are further reduced for an individual who participates in a defined contribution plan and a defined benefit plan maintained by the same employer. Rollover contributions are not subject to the annual limitations described above.

SECTION 403(B) -- Contributions to 403(b) annuities are excludable from an employee's gross income if they do not exceed the smallest of the limits calculated under Sections 402(g), 403(b)(2), and 415 of the Code. The applicable limit will depend upon whether the annuities are purchased with employer or employee contributions. Rollover contributions are not subject to these annual limits.

Section 402(g) generally limits an employee's salary reduction contributions to a 403(b) annuity to $10,000 a year. The $10,000 limit will be reduced by salary reduction contributions to other types of retirement plans. An employee with at least 15 years of service for a "qualified employer" (i.e., an educational organization, hospital, home health service agency, health and welfare service agency, church or convention or association of churches) generally may exceed the $10,000 limit by $3,000 per year, subject to an aggregate limit of $15,000 for all years.

Section 403(b)(2) provides an overall limit on employer and employee salary reduction contributions that may be made to a 403(b) annuity. Section 403(b)(2) generally provides that the maximum amount of contributions an employee may exclude from his or her gross income in any taxable year is equal to the excess, if any, of:

    (i) the amount determined by multiplying 20% of the employee's includable compensation by the number of his or her years of service with the employer, over

   (ii) the total amount contributed to retirement plans sponsored by the employer, that were excludable from his or her gross income in prior years.

Section 415(c) also provides an overall limit on the amount of employer and employee salary reduction contributions to a Section 403(b) annuity that will be excludable from an employee's gross income in a given year. The Section 415(c) limit is the lesser of (i) $30,000, or (ii) 25% of the employee's annual compensation.

SECTION 408 -- Premiums (other than rollover contributions) paid under a Contract used in connection with an individual retirement annuity (IRA) that is described in Section 408 of the Internal Revenue Code are subject to the limits on contributions to IRA's under Section 219(b) of the Internal Revenue Code. Under Section 219(b) of the Code, contributions (other than rollover contributions) to an IRA are limited to the lesser of $2,000 per year or the
Owner's annual compensation. Spousal IRAs allow an owner and his or her spouse to contribute up to $2,000 to their respective IRAs so long as joint tax return is filed and joint income is $4,000 or more. The maximum amount the higher compensated spouse may contribute for the year is the lesser of $2,000 or 100% of that spouse's compensation. The maximum the lower compensated spouse may contribute is the lesser of (i) $2,000 or (ii) 100% of that spouse's compensation plus the amount by which the higher compensated spouse's compensation exceeds the amount the higher compensated spouse contributes to his or her IRA. The extent to which an Owner may deduct contributions to an IRA depends on the gross income of the Owner and his or her spouse for the year and whether either participate in an employer-sponsored retirement plan.

Premiums under a Contract used in connection with a simplified employee pension plan described in Section 408 of the Internal Revenue Code are subject to limits under Section 402(h) of the Internal Revenue Code. Section 402(h) currently limits employer contributions and salary reduction contributions (if permitted) under a simplified employee pension plan to the lesser of (a) 15% of the compensation of the participant in the Plan, or (b) $30,000. Salary reduction contributions, if any, are subject to additional annual limits.

SECTION 457 -- Contributions on behalf of an employee to a Section 457 plan generally are limited to the lesser of (i) $8,000 or (ii) 33 1/3% of the employee's includable compensation. The $8,000 limit is indexed for inflation (in $500 increments) for tax years beginning after December 31, 1996; thus the dollar limit is adjusted only when the sum of the inflation adjustment equals or exceeds $500. If the employee participates in more than one Section 457 plan, the $8,000 limit applies to contributions to all such programs. The $8,000 limit is reduced by the amount of any salary reduction contribution the employee makes to a 403(b) annuity, an IRA or a retirement plan qualified under Section 401. The Section 457 limit may be increased during the last three years ending before the employee reaches his or her normal retirement age. In each of these last three years, the plan may permit a "catch-up" amount in addition to the regular amount to be deferred. The maximum combined amount which may be deferred in each of these three years is $15,000 reduced by any amount excluded from the employee's income for the taxable year as a contribution to another plan.

PERFORMANCE INFORMATION

Performance information for the Subaccounts of the Separate Account, including the yield and total return of all Subaccounts, may appear in advertisements, reports, and promotional literature provided to current or prospective Owners.

Quotations of yield for the Money Market Subaccount will be based on the change in the value, exclusive of capital changes and income other than investment income, of a hypothetical investment in a Contract over a particular seven day period, less a hypothetical charge reflecting deductions from the Contract during the period (the "base period") and stated as a percentage of the investment at the start of the base period (the "base period return"). The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest one hundredth of one percent. Any quotations of effective yield for the Money Market Subaccount assume that all dividends received during an annual period have been reinvested. Calculation of "effective yield" begins with the same "base period return" used in the yield calculation, which is then annualized to reflect weekly compounding pursuant to the following formula:

              Effective Yield = [(Base Period Return + 1)^365/7] - 1

For the seven-day period ended December 31, 1998, the yield for the Money Market Subaccount was 2.47% and the effective yield was 2.50%.

Quotations of yield for the Subaccounts, other than the Money Market Subaccount, will be based on all investment income per Accumulation Unit earned during a particular 30-day period, less expenses accrued during the period ("net investment income"), and will be computed by dividing net investment income by the value of the Accumulation Unit on the last day of the period, according to the following formula:

                           YIELD = 2[(a-b + 1)^6 - 1]
                                      ---
                                      cd

where a = net  investment   income  earned  during  the  period  by  the  Series
          attributable to shares owned by the Subaccount,

      b = expenses accrued for the period (net of any reimbursements),

      c = the average daily number of Accumulation Units outstanding during the period that were entitled to receive dividends, and

      d = the maximum offering price per Accumulation Unit on the last day of the period.

Quotations of average annual total return for any Subaccount will be expressed in terms of the average annual compounded rate of return of a hypothetical investment in a Contract over a period of one, five and ten years (or, if less, up to the Subaccount , calculated pursuant to the following formula: P(1 + T)n = ERV (where P = a hypothetical initial payment of $1,000, T = the average annual total return, n = the number of years, and ERV = the ending redeemable value of a hypothetical $1,000 payment made at the beginning of the period). Quotations of total return may simultaneously be shown for other periods and will include total return for periods beginning prior to availability of the Contract. Such total return figures are based upon the performance of the respective Series of SBL Fund, adjusted to reflect the charges imposed under the Contract.

Average annual total return figures reflect the deduction of the mortality and expense risk and administration charges and the contingent deferred sales charge. Total return figures may be quoted that do not reflect deduction of the contingent deferred sales charge. Such charges if reflected would lower the level of return quoted. Total return figures that do not reflect deduction of the contingent deferred sales charge will be accompanied by total return figures that reflect such charge. The performance figures herein for the Global Strategic Income Subaccount, the High Yield Subaccount, the Value Subaccount and the Small Cap Subaccount reflect the reimbursement of certain expenses by the Investment Adviser. In the absence of such reimbursement, the performance figures would be reduced.

--------------------------------------------------------------------------------
                                                    AVERAGE ANNUAL RETURN
                                               (WITH CONTINGENT DEFERRED SALES
                                                CHARGE AND ADMINISTRATIVE FEE)
                                              ----------------------------------
                                              1 YEAR     3 YEARS       5 YEARS
--------------------------------------------------------------------------------
Growth Series...............................  21.72%     23.36%        25.26%(1)
Growth-Income Series........................   3.40%     14.77%        17.45%(1)
Worldwide Equity Series.....................  16.33%     12.37%        12.84%(1)
High Grade Income Series....................   3.93%      3.44%         5.75%(1)
Mid Cap Series..............................  14.11%     16.42%        17.29%(1)
Global Strategic Income Series..............   2.75%      6.33%         7.16%(2)
Global Total Return Series..................   8.60%      8.76%         9.06%(2)
Managed Asset Allocation Series.............  14.61%     14.33%        13.77%(2)
Equity Income Series........................   4.92%     16.48%        18.42%(2)
High Yield Series...........................   1.72%      8.40%(3)      ---
Social Awareness Series.....................  27.96%     22.06%        23.15%(1)
Value Series................................  12.66%     25.64%(4)      ---
Small Cap Series............................   7.49%      2.13%(5)      ---
--------------------------------------------------------------------------------
1.  From April 4, 1995 (Subaccount date of inception) to December 31, 1998.
2.  From June 1, 1995 (Subaccount date of inception) to December 31, 1998.
3.  From August 5, 1996 (Subaccount date of inception) to December 31, 1998.
4.  From May 1, 1997 (Subaccount date of inception) to December 31, 1998.
5.  From October 15, 1997 (Subaccount date of inception) to December 31, 1998.
--------------------------------------------------------------------------------

Quotations of total return for any Subaccount of the Separate Account will be based on a hypothetical investment in an Account over a certain period and will be computed by subtracting the initial value of the investment from the ending value and dividing the remainder by the initial value of the investment. Such quotations of total return will reflect the deduction of all applicable charges to the contract and the separate account (on an annual basis) except the applicable contingent deferred sales charge. The total return figures set forth below would be lower if the contingent deferred sales charge was deducted.

For the fiscal years ended 1998 through 1988, the total return for each Subaccount was the following:

------------------------------------------------------------------------------------------------------------------------------------
                                      1998    1997       1996       1995       1994     1993    1992       1991       1990     1989
------------------------------------------------------------------------------------------------------------------------------------
Growth Subaccount..................  23.63%  26.93%     20.96%     34.91%     (3.02)%  12.12%   9.61%     34.18%    (11.80)%  33.05%
Growth-Income Subaccount...........   6.01%  24.80%     16.59%     28.26%     (4.33)%   8.08%   4.78%     35.89%     (5.79)%  26.61%
Money Market Subaccount............   3.69%   3.73%      3.59%      3.90%      2.28%    1.15%   1.80%      4.18%      6.35%    7.53%
Worldwide Equity Subaccount........  18.44%   4.91%     15.81%      9.34%      1.31%   29.80%  (3.98)%     2.96%(1)   ---      ---
High Grade Income Subaccount.......   6.52%   8.49%     (2.11)%    16.92%     (8.23)%  11.06%   5.95%     15.34%      5.19%   10.32%
Mid Cap Subaccount.................  16.31%  18.28%     16.38%     17.82%     (6.42)%  12.07%  24.34%(2)   ---        ---      ---
Global Strategic Income Subaccount.   5.39%   3.93%     12.09%      6.74%(3)   ---      ---     ---        ---        ---      ---
Global Total Return Subaccount.....  11.10%   4.68%     12.63%      6.23%(3)   ---      ---     ---        ---        ---      ---
Managed Asset Allocation Subaccount  16.79%  16.72%     11.21%      6.43%(3)   ---      ---     ---        ---        ---      ---
Equity Income Subaccount...........   7.48%  26.57%     18.35%     16.05%(3)   ---      ---     ---        ---        ---      ---
High Yield Subaccount..............   4.39%  11.70%      6.00%(4)   ---        ---      ---     ---        ---        ---      ---
Social Awareness Subaccount........  29.62%  20.94%     17.15%     26.02%     (5.15)%  10.33%  14.76%      4.56%(5)   ---      ---
Value Subaccount...................  14.91%  29.20%(6)    ---       ---        ---      ---     ---        ---        ---      ---
Small Cap Subaccount...............   9.95%  (4.50)%(7)   ---       ---        ---      ---     ---        ---        ---      ---
------------------------------------------------------------------------------------------------------------------------------------

1.  On May 1, 1991 the Worldwide Equity  Subaccount  changed its investment  objective from high current income to long-term capital growth through  investment in common stocks and equivalents of companies  domiciled in foreign  countries and the United States.
    The performance information set forth above reflects performance after the change in investment objective.
2.  From October 1, 1992 to December 31, 1992.
3.  From June 1, 1995 to December 31, 1995.
4.  From August 5, 1996 to December 31, 1996.
5.  From May 1, 1991 to December 31, 1991.
6.  From May 1, 1997 to December 31, 1997
7.  From October 1, 1997 to December 31, 1997

------------------------------------------------------------------------------------------------------------------------------------

Performance  information  for a  Subaccount  may be  compared,  in  reports  and promotional literature, to: (i) the Standard & Poor's 500 Stock Index ("S&P 500"), Dow Jones Industrial Average ("DJIA"), Donoghue Money Market Institutional Averages, the Lehman Brothers Government Corporate Index, the Morgan Stanley Capital International's EAFE Index or other indices that measure performance of a pertinent group of securities so that investors may compare a Subaccount's results with those of a group of securities widely regarded by investors as representative of the securities markets in general or representative of a particular type of security; (ii) other variable annuity separate accounts, insurance products funds, or other investment products tracked by Lipper Analytical Services, a widely used independent research firm which ranks mutual funds and other investment companies by overall performance, investment objectives, and assets, or tracked by The Variable Annuity Research and Data Service ("VARDS"), an independent service which monitors and ranks the performance of variable annuity issues by investment objectives on an industry-wide basis or tracked by other services, companies, publications or persons who rank such investment companies on overall performance or other criteria; and (iii) the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in the Contract. Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for administrative and management costs and expenses.

Performance information for any Subaccount reflects only the performance of a hypothetical Contract under which an Owner's Contract Value is allocated to a Subaccount during a particular time period on which the calculations are based. Performance information should be considered in light of the investment objectives and policies, characteristics and quality of the Series of the Mutual Fund in which the Subaccount invests, and the market conditions during the given time period, and should not be considered as a representation of what may be achieved in the future.

Reports and promotional  literature may also contain other information including
(i) the ranking of any Subaccount derived from rankings of variable annuity separate accounts, insurance products funds, or other investment products tracked by Lipper Analytical Services or by other rating services, companies, publications, or other persons who rank separate accounts or other investment products on overall performance or other criteria, and (ii) the effect of a tax-deferred compounding on a Subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

FINANCIAL STATEMENTS

The consolidated balance sheets of Security Benefit Life Insurance Company and Subsidiaries as of December 31, 1999, and 1998 and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 1999, and the financial statements of the Separate Account at December 31, 1999, and for each of the two years ended December 31, 1999, are set forth herein, starting on page 8.

The consolidated financial statements of Security Benefit Life Insurance Company and Subsidiaries, which are included in this Statement of Additional Information, should be considered only as bearing on the ability of the Company to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the Separate Account.

                                     PART C

                                OTHER INFORMATION

ITEM 24.  FINANCIAL STATEMENTS AND EXHIBITS

          (a)  Financial Statements

               To be filed by amendment.

          (b)  Exhibits

                (1)  Certified  Resolution of the Board of Directors of Security
                     Benefit  Life   Insurance   Company   ("SBL")   authorizing
                     establishment of the Separate Account(a)

                (2)  Not Applicable

                (3)  (a)  Service Facilities Agreement(b)
                     (b)  Variable Annuity Sales Agreement(e)

                (4)  (a)  Individual Contract (Form V6028  12-99)
                     (b)  Individual Contract-Unisex (Form V6028  12-99)
                     (c)  Tax-Sheltered Annuity Endorsement
                          (Form 6832A  R9-96)(a)
                     (d)  Withdrawal Charge Waiver Endorsement
                          (Form V6051  3-96)(a)
                     (e) Waiver of Withdrawal Charge for Terminal Illness Endorsement (Form V6051 TI 2-97)(a)
                     (f) Simple Individual Retirement Annuity Endorsement (Form 4453C-5S 2-97)(a)
                     (g)  Individual Retirement Annuity Endorsement
                          (Form V6849A  1-97)(c)
                     (h)  Annuity Loan Provisions (Form V6846-1  7-97)(b)
                     (i)  Roth IRA Endorsement (Form V6851  10-97)(c)
                     (j)  Section 457 Endorsement (Form V6054  1-98)(c)
                     (k)  403a Endorsement (Form V6057  10-98)(f)

                (5)  (a)  Form of Application (Form V9492  12-99)
                     (b)  Form of Application - Unisex (Form V9492  12-99)

                (6)  (a)  Articles of Incorporation of SBL(d)
                     (b)  Bylaws of SBL(d)

                (7)  Not Applicable

                (8)  Not Applicable

                (9)  Opinion of Counsel

               (10)  Not Applicable

               (11)  Not Applicable

               (12)  Not Applicable

               (13)  To be filed by amendment

               (14) Powers of Attorney of Howard R. Fricke, Thomas R. Clevenger, Sister Loretto Marie Colwell, John C. Dicus, William W. Hanna, John E. Hayes, Jr., Kris A. Robbins, Frank C. Sabatini and Robert C. Wheeler

(a) Incorporated herein by reference to the Exhibits filed with the Variflex Signature Initial Registration Statement No. 333-23723 (March 21, 1997).

(b) Incorporated herein by reference to the Exhibits filed with the Variflex Signature 's Post-Effective Amendment No. 1 under the Securities Act of 1933 and Amendment No. 2 under the Investment Company Act of 1940 to Registration Statement No. 333-23723 (October 15, 1997).

(c) Incorporated herein by reference to the Exhibits filed with Variflex Signature's Post-Effective Amendment No. 2 under the Securities Act of 1933 and Amendment No. 3 under the Investment Company Act of 1940 to Registration Statement 333-23723 (April 30, 1998).

(d) Incorporated herein by reference to Exhibits filed with the Variflex Separate Account Post-Effective Amendment No. 20 under the Securities Act of 1933 and Amendment No. 19 under the Investment company Act of 1940 to Registration Statement No. 2-89328 (November 1, 1998).

(e) Incorporated herein by reference to the Exhibits filed with the Variflex Signature's Post-Effective Amendment No. 3 under the Securities Act of 1933 and Amendment No. 4 under the Investment Company Act of 1940 to the Registration Statement 333-23723 (March 1, 1999).

(f) Incorporated herein by reference to the Exhibits filed with the Variflex Signature's Post-Effective Amendment No. 4 under the Securities Act of 1933 and Amendment No. 5 under the Investment Company Act of 1940 to the Registration Statement 333-23723 (April 30, 1999).

ITEM 25.  DIRECTORS AND OFFICERS OF THE DEPOSITOR

          NAME AND PRINCIPAL
          BUSINESS ADDRESS                 POSITIONS AND OFFICES WITH DEPOSITOR
          ------------------               ------------------------------------
          Howard R. Fricke*                Chairman of the Board,
                                           Chief Executive Officer and Director

          Kris A. Robbins*                 President, Chief Operating
                                           Officer and Director

          Thomas R. Clevenger              Director
          P.O. Box 8514
          Wichita, Kansas 67208

          Sister Loretto Marie Colwell     Director
          1700 SW 7th Street
          Topeka, Kansas 66044

          John C. Dicus                    Director
          700 Kansas Avenue
          Topeka, Kansas 66603

          Steven J. Douglass               Director
          3231 East 6th Street
          Topeka, KS 66607

          William W. Hanna                 Director
          P.O. Box 2256
          Wichita, Kansas 67201

          John E. Hayes, Jr.               Director
          200 Gulf Blvd.
          Belleair Shore, FL 33786

          Frank C. Sabatini                Director
          120 SW 6th Street
          Topeka, Kansas 66603

          Robert C. Wheeler                Director
          P.O. Box 148
          Topeka, Kansas 66601

          Donald J. Schepker*              Senior Vice President,
                                           Chief Financial Officer and Treasurer

          Roger K. Viola*                  Senior Vice President,
                                           General Counsel and Secretary

          Malcolm E. Robinson*             Senior Vice President and
                                           Assistant to the President

          John D. Cleland*                 Senior Vice President

          Greg Garvin*                     Senior Vice President

          Terry A. Milberger*              Senior Vice President

          Richard K Ryan*                  Senior Vice President

          Amy J. Lee*                      Associate General Counsel, Vice
                                           President and Assistant Secretary

          Venette Davis*                   Senior Vice President

          James R. Schmank*                Senior Vice President

          J. Craig Anderson*               Senior Vice President

          *Located at 700 Harrison Street, Topeka, Kansas 66636.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT

          The Depositor, Security Benefit Life Insurance Company ("SBL" or "the Company"), is owned by Security Benefit Corp. through the ownership of 700,000 of SBL's 700,010 issued and outstanding shares of common stock. One share of SBL's issued and outstanding common stock is owned by each director of SBL, in accordance with the requirements of Kansas law. Security Benefit Corp. is wholly-owned by Security Benefit Mutual Holding Company ("SBMHC"), which in turn is controlled by SBL policyholders. No one person holds more than approximately 0.0004% of the voting power of SBMHC. The Registrant is a segregated asset account of SBL.

          The following chart indicates the persons controlled by or under common control with SBL Variable Annuity Account VIII or SBMHC:

                                                                             PERCENT OF VOTING
                                                                            SECURITIES OWNED OR
                                                      JURISDICTION OF       CONTROLLED BY SBMHC
          NAME                                         INCORPORATION      (DIRECTLY OR INDIRECTLY)
          ----                                        ---------------     ------------------------
          Security Benefit Corp.                           Kansas                   100%
          (Holding Company)

          Security Benefit Life Insurance Company          Kansas                   100%
          (Stock Life Insurance Company)

          Security Benefit Group, Inc.                     Kansas                   100%
          (Holding Company)

          Security Management Company, LLC                 Kansas                   100%
          (Investment Adviser)

          Security Distributors, Inc.                      Kansas                   100%
          (Broker/Dealer, Principal
          Underwriter of Mutual Funds)

          Security Benefit Academy, Inc.                   Kansas                   100%
          (Daycare Company)

          Security Financial Resources, Inc.               Kansas                   100%
          (Financial Services)

          First Advantage Insurance Agency, Inc.           Kansas                   100%
          (Insurance Agency)

          First Security Benefit Life Insurance           New York                  100%
          and Annuity Company of New York

          SBL is also the  depositor of the  following  separate  accounts:  SBL
          Variable Annuity Accounts I, III, IV, X, XI, and Variflex, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account, Parkstone Variable Annuity Separate Account and T. Rowe Price Variable Annuity Account.

          Through the above-referenced separate accounts, SBL might be deemed to control the open-end management investment companies listed below. The approximate percentage of ownership by the separate accounts for each company is as follows:

          Security Growth and Income Fund   39.0%        SBL Fund         100.0%
          Security Ultra Fund               32.0%        Advisor's Fund   100.0%

ITEM 27.  NUMBER OF CONTRACT OWNERS

          As of December 1, 1999, there were no owners of the contract described in this registration statement.

ITEM 28.  INDEMNIFICATION

          The bylaws of Security Benefit Life Insurance Company provide that the Company shall, to the extent authorized by the laws of the State of Kansas, indemnify officers and directors for certain liabilities threatened or incurred in connection with such person's capacity as director or officer.

          The Articles of Incorporation include the following provision:

                (a) No  director  of the  Corporation  shall  be  liable  to the
             Corporation or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, provided that nothing contained in this Article shall eliminate or limit the liability of a director (a) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under the provisions of K.S.A. 17-6424 and amendments thereto, or (d) for any transaction from which the director derived an improper personal benefit. If the General Corporation Code of the State of Kansas is amended after the filing of these Articles of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Code of the State of Kansas, as so amended.

                (b) Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

          Insofar as indemnification for a liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Depositor has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Depositor of expenses incurred or paid by a director, officer or controlling person of the Depositor in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Securities being registered, the Depositor will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29.  PRINCIPAL UNDERWRITER

          (a) Security Distributors, Inc. ("SDI"), a subsidiary of SBL, acts as distributor of the SBL Variable Annuity Account VIII contracts. SDI receives no compensation for its distribution function in excess of the commissions it pays to selling broker/dealers. SDI performs similar functions for SBL Variable Annuity Accounts I, III, IV, X and XI, Variflex, SBL Variable Life Insurance Account Varilife, Security Varilife Separate Account and Parkstone Variable Annuity Separate Account. SDI also acts as principal underwriter for the following management investment companies for which Security Management Company, LLC acts as investment adviser: Security Equity Fund, Security Income Fund, Security Growth and Income Fund, Security Municipal Bond Fund and Security Ultra Fund.

          (b)  NAME AND PRINCIPAL
               BUSINESS ADDRESS*           POSITION AND OFFICES WITH UNDERWRITER
               ------------------          -------------------------------------
               Richard K Ryan              President and Director
               John D. Cleland             Vice President and Director
               James R. Schmank            Vice President and Director
               Mark E. Young               Vice President and Director
               Amy J. Lee                  Secretary
               Brenda M. Harwood           Treasurer and Director

               *700 Harrison, Topeka, Kansas 66636-0001

          (c)  Not applicable.

ITEM 30.  LOCATION OF ACCOUNTS AND RECORDS

          All accounts and records required to be maintained by Section 31(a) of the 1940 Act and the rules under it are maintained by SBL at its administrative offices--700 Harrison Street, Topeka, Kansas 66636-0001.

ITEM 31.  MANAGEMENT SERVICES

          All management contracts are discussed in Part A or Part B.

ITEM 32.  UNDERTAKINGS

          (a)  Registrant   undertakes  that  it  will  file  a   post-effective
               amendment to this Registration Statement as frequently as necessary to ensure that the audited financial statements in the Registration Statement are never more than sixteen (16) months old for so long as payments under the Variable Annuity contracts may be accepted.

          (b) Registrant undertakes that it will include as part of the SBL Variable Annuity Account VIII contract application a space that an applicant can check to request a Statement of Additional Information.

          (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request to SBL at the address or phone number listed in the prospectus.

          (d) Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the Registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

          (e) SBL, sponsor of the unit investment trust, SBL Variable Annuity Account VIII, hereby represents that it is relying upon American Council of Life Insurance, SEC No-Action Letter, [1988-1989 Transfer Binder] Fed. Sec. L. Rep. (CCH) Paragraph 78,904 (Nov. 28, 1988), and that it has complied with the provisions of paragraphs (1)-(4) of such no-action letter which are incorporated herein by reference.

          (f) Depositor represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the Depositor.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Topeka, State of Kansas on this 30th day of December, 1999.

SIGNATURES AND TITLES

Howard R. Fricke               SECURITY BENEFIT LIFE INSURANCE COMPANY
Director, Chairman of          (The Depositor)
the Board, and Chief
Executive Officer
                               By:                 Roger K. Viola
Kris A. Robbins                     --------------------------------------------
Director, President and             Roger K. Viola, Senior Vice President,
Chief Operating Officer             General Counsel and Secretary as
                                    Attorney-In-Fact for the Officers and
Thomas R. Clevenger                 Directors Whose Names Appear Opposite
Director

Sister Loretto Marie Colwell   SBL VARIABLE ANNUITY ACCOUNT VIII
Director                       (The Registrant)

John C. Dicus                  By:  SECURITY BENEFIT LIFE INSURANCE COMPANY
Director                            (The Depositor)

William W. Hanna
Director                       By:                Howard R. Fricke
                                    --------------------------------------------
John E. Hayes, Jr.                  Howard R. Fricke, Chief Executive Officer
Director

Laird G. Noller                By:               Donald J. Schepker
Director                            --------------------------------------------
                                    Donald J. Schepker, Senior Vice President,
Frank C. Sabatini                   Chief Financial Officer and Treasurer
Director

Robert C. Wheeler              (ATTEST):              Roger K. Viola
Director                                  --------------------------------------
                                          Roger K. Viola, Senior Vice President,
                                          General Counsel and Secretary

                               Date:  December 30, 1999

                                  EXHIBIT INDEX

 (1)  None

 (2)  None

 (3)  (a)  None
      (b)  None

 (4)  (a)  Individual Contract (Form V6028  12-99)
      (b)  Individual Contract - Unisex (Form V6028  12-99)
      (c)  None
      (d)  None
      (e)  None
      (f)  None
      (g)  None
      (h)  None
      (i)  None
      (j)  None
      (k)  None

 (5)  (a)  Form of Application (Form V9492  12-99)
      (b)  Form of Application - Unisex (Form V9492  12-99)

 (6)  (a)  None
      (b)  None

 (7)  None

 (8)  None

 (9)  Opinion of Counsel

(10)  None

(11)  None

(12)  None

(13)  None

(14)  Powers of Attorney